
RECEIVED
JUL 07 2011


11007729

CorVel Corporation
2011 Annual Report and Form 10-K

The Year in Review:

This past year has been one of methodical progress for CorVel. In Fiscal 2011 we built momentum in our financial results and made significant progress in our continued strategic transition from a traditional managed care company to a full service workers' compensation solution. Throughout Fiscal 2011, CorVel's growth rate gained momentum enabling us to achieve a 13% increase over last year, increasing our revenues to $381M for Fiscal 2011. That level of sustained growth allowed us to report record revenues in all four quarters of the fiscal year, but also our first $100M revenue quarter in March 2011. EPS for the year was $2.05, negatively impacted by $.46 from the settlement of a class action lawsuit in Louisiana. Excluding the one-time charge, we would have had record EPS performance to go with our record revenue performance, yet putting the Louisiana issue behind us was an important step.

This past year has been critical for CorVel strategically as we continue to develop our Enterprise Comp services focused on the employer market. While our strategic transition presents a welcome set of challenges, in retrospect we only wish we would have begun earlier. CorVel's commitment to an improved claims management process remains undeterred. In fact, our resolve has more conviction than ever before. CorVel's ability to provide the entire suite of services for employers to more effectively manage their workers' compensation program in an integrated, cohesive delivery system has put us in a unique position. More than ten years ago, we began work on our Care[MC] website with the aspirations that it would ultimately become the single portal that any employer would need to access in order to manage all of their workers' compensation needs. Today, those aspirations are becoming a reality. Through foresight and continued investment, CorVel is using its long-term technology investment to enable the delivery of more timely information as well as workflow enhancements, all with the intent of improving outcomes of workers' compensation claims.

This past year has been one of acceleration in the technology world, and advancements seem to be progressing at a pace that few, if any, have ever witnessed. The proliferation of smart phones and tablet computers allows each of us to be Connected at any time, from anywhere. This capability provides each of us with immediate access and begins to present business opportunities that were previously predicated on a less connected environment. CorVel is working to leverage the new wave of technology in order to connect all of the parties involved in the workers' compensation process in ways that were unimaginable in the past.

In closing, we would like to thank our customers, our associates and all of our stakeholders. It is with great respect that we endeavor to responsibly manage and positively impact the customer relationships and fiscal responsibilities with which we are entrusted. Fiscal 2011 was a strong year for the CorVel, and we are as equally optimistic about Fiscal 2012. We look forward to the challenges and opportunities of the coming year and the continued execution of our strategy.

Gordon Clemons
Chairman



Daniel Starck
President



UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-19291

CorVel Corporation

(Exact name of registrant as specified in its charter)

Delaware	**33-0282651**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
2010 Main Street, Suite 600, Irvine, California	**92614**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code: (949) 851-1473

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock	The NASDAQ Global Select Market, LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter:

As of September 30, 2010, the aggregate market value of the Registrant's voting and non-voting common equity held by non-affiliates of the Registrant was approximately $276,324,000 based on the closing price per share of $42.45 for the Registrant's common stock as reported on the Nasdaq Global Select Market on such date multiplied by 6,509,406 shares (total outstanding shares of 11,834,279 less 5,324,873 shares held by affiliates) of the Registrant's common stock which were outstanding on such date. For the purposes of the foregoing calculation only, all of the Registrant's directors, executive officers and persons known to the Registrant to hold ten percent or greater of the Registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date: As of June 8, 2011, there were 11,602,078 shares of the Registrant's common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Items 10 through 14 of Part III of this Form 10-K, to the extent not set forth herein, is incorporated herein by reference to portions of the Registrant's definitive proxy statement for the Registrant's 2011 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended March 31, 2011. Except with respect to the information specifically incorporated by reference in this Form 10-K, the Registrant's definitive proxy statement is not deemed to be filed as a part of this Form 10-K.

CORVEL CORPORATION

2011 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	2
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	18
Item 3.	Legal Proceedings	18
Item 4.	(Removed and Reserved)	19
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6.	Selected Financial Data	22
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	22
Item 8.	Financial Statements and Supplementary Data	22
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	22
Item 9A.	Controls and Procedures	22
Item 9B.	Other Information	23
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	23
Item 11.	Executive Compensation	23
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	23
Item 13.	Certain Relationships and Related Transactions, and Director Independence	24
Item 14.	Principal Accounting Fees and Services	24
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	24
	Signatures	30

In this report, the terms "CorVel", "Company", "we", "us", and "our" refer to CorVel Corporation and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, but not limited to, the statements about our plans, strategies and prospects under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. Words such as "anticipates", "expects", "intends", "plans", "predicts", "believes", "seeks", "estimates", "may", "will", "should", "would", "could", "potential", "continue", "strive", "ongoing" and variations of these words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on management's current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by management, and we can give no assurance that we will achieve our plans, intentions or expectations. Certain important factors could cause actual results to differ materially from the forward-looking statements we make in this report. Representative examples of these factors include (without limitation):

- General industry and economic conditions;
- Cost of capital and capital requirements;
- Competition from other managed care companies;
- The Company's ability to renew and/or maintain contracts with its customers on favorable terms or at all;
- The ability to expand certain areas of the Company's business;
- Possible litigation and legal liability in the course of operations, and the Company's ability to settle or otherwise resolve such litigation;
- The ability of the Company to produce market-competitive software;
- Increases in operating expenses, including employee wages and benefits;
- Changes in regulations affecting the workers' compensation, insurance and healthcare industries in general;
- The ability to attract and retain key personnel;
- Shifts in customer demands; and
- The availability of financing in the amounts, at the times, and on the terms necessary to support the Company's future business.

The section entitled "Risk Factors" set forth in this report discusses these and other important risk factors that may affect our business, results of operations and financial condition. The factors listed above and the factors described under the heading "Risk Factors" and similar discussions in our other filings with the Securities and Exchange Commission are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Investors should consider these factors before deciding to make or maintain an investment in our securities. The forward-looking statements included in this annual report on Form 10-K are based on information available to us as of the date of this annual report. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.

PART I

Item 1. *Business.*

INTRODUCTION

CorVel is a national provider of risk management solutions to employers, third party administrators, insurance companies and government agencies. CorVel specializes in applying advanced communication and information technology to improve healthcare management for workers' compensation, group health, auto and liability claims management. The Company's associates nationwide work side by side with customers to deliver innovative, tailored solutions to manage risk and keep customers ahead of their costs.

The Company's services include claims management, bill review, preferred provider networks, utilization management, claims management, case management, pharmacy services, directed care and Medicare services. CorVel offers its services as a bundled solution (i.e. claims management), as a standalone service, or as add-on services to existing customers. Customers of the Company that do not purchase a bundled solution generally use another provider, use an in-house solution, or choose not to utilize such a service to manage their workers' compensation costs. When customers purchase several products from CorVel, the pricing of the products sold is generally the same as if the product were sold on an individual basis. Bundled products are generally delivered in the same accounting period.

The Company was incorporated in Delaware in 1987, and its principal executive offices are located at 2010 Main Street, Suite 600, Irvine, California, 92614. The Company's telephone number is 949-851-1473.

INDUSTRY OVERVIEW

Workers' compensation is a federally mandated, state-legislated, insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illnesses. Workers' compensation benefits and arrangements vary extensively on a state-by-state basis and are often highly complex. State statutes and court decisions control many aspects of the compensation process, including claims handling, impairment or disability evaluation, dispute settlement, benefit amount guidelines and cost-control strategies.

In addition to the compensation process, cost containment and claims management continue to be significant employer concerns and many look to managed care vendors and third party administrators for cost savings solutions. The Company believes that cost drivers in workers' compensation include: implementing effective return to work and transitional duty programs, coordinating medical care, medical cost management, recognizing fraud and abuse, and improving communications with injured workers. CorVel provides solutions using a holistic approach to cost containment and by looking at a complete savings solutions. Often one of the biggest cost drivers is not recognizing a complex claim at the onset of an injury often resulting in claims being open longer and resulting in delayed return to work. CorVel uses an integrated claims model that controls claims costs by advocating medical management at the onset of the injury to decrease administrative costs and to shorten the length of the disability.

Some states have adopted legislation for managed care organizations (MCO) in an effort to allow employers to control their worker's compensation costs. A managed care plan is organized to serve the medical needs of injured workers in an efficient and cost-effective manner by managing the delivery of medical services through appropriate health care professionals. CorVel is registered wherever legislation mandates, where it is beneficial for the Company to obtain a license, or where the MCO is an effective utilized mandate. Since MCO legislation varies by state, CorVel's state offerings vary as well. CorVel continually evaluates new legislation to ensure it is in compliance and can offer services to its customers and prospects.

FISCAL 2011 DEVELOPMENTS

Company Stock Repurchase Program

During fiscal 2011, the Company continued to repurchase shares of its common stock under a plan originally approved by the Company's Board of Directors in 1996. In May 2010, the Company's Board of Directors increased the number of shares authorized to be repurchased over the life of the plan to 15,000,000 shares. During fiscal 2011, the Company spent $30.6 million to repurchase 715,975 shares of its common stock. Since commencing this program in the fall of 1996, the Company has repurchased 14,491,163 shares of its common stock through March 31, 2011, at a cost of $249 million. These repurchases were funded primarily from the Company's operating cash flows.

BUSINESS — SERVICES

The Company offers services in two general categories, network solutions and patient management, to assist its customers in managing the increasing medical costs of workers' compensation, group health and auto insurance, and monitoring the quality of care provided to claimants. CorVel reduces claims costs by advocating medical management at the onset of an injury to decrease administrative costs and to shorten the length of the disability. These solutions offer personalized treatment programs that use precise treatment protocols to advocate timely, quality care for injured workers.

Network Solutions

CorVel offers a complete medical savings solution for all in-network and out-of-network medical bills including PPO management, medical bill repricing, true line item review, professional nurse review and automated adjudication. Each feature focuses on maximizing savings opportunities and increasing efficiencies.

Bill Review

Many states have adopted fee schedules, which regulate the maximum allowable fees payable under workers' compensation, for procedures performed by a variety of health treatment providers. Developed in 1989, CorVel's proprietary bill review and claims management technology automates the review process to provide customers with a faster turnaround time, more efficient bill review and a higher total savings. CorVel's artificial intelligence engine includes over ten million individual rules, which creates a comprehensive review process and greater efficiencies than traditional bill review services.

Payors are able to review and approve bills online as well as access savings reports through an online portal, Care^{MC}. The process is paperless, through scanning and electronic data interface ("EDI"), while proving to be cost effective and efficient. CorVel's solutions are fully customizable and can be tailored to meet unique payor requirements.

Bill Review Services include:

- Coding review and rebundling
- Reasonable and customary review
- Fee schedule analysis
- Out-of-network bill review
- Pharmacy review
- PPO management
- Repricing

PPO Management

PPOs are groups of hospitals, physicians and other healthcare providers that offer services at pre-negotiated rates to employee groups. The Company believes that PPO networks offer the employer an additional means of managing healthcare costs by reducing the per-unit price of medical services provided to employees. CorVel began offering a proprietary national PPO network in 1992 and today it is comprised of over 750,000 board certified providers. In September 2010, the Company launched a PPO Provider look-up application for the iPhone and iPad. The application is available to the public and makes it easier to locate a provider in the CorVel network. Users can find providers based on current location and by specialty.

CorVel has a long-term strategy of network development, providing comprehensive networks to our customers and customization of networks to meet the specific needs of our customers. The Company believes that the combination of its national PPO director's strength and presence and the local PPO developers' commitment and community involvement enables CorVel to build, support and strengthen its PPO in size, quality, depth of discount, and commitment to service.

In total, the Company has more than 220 national, regional and local personnel supporting the CorVel network. This number includes a national PPO manager in addition to locally based PPO developers who are responsible for local recruitment, contract negotiations, credentialing and re-credentialing of providers, and working with customers to develop customer specific provider networks. Each bill review unit has provider relations support staff to address provider grievances and other billing issues.

Providers are selected from criteria based on quality, range of services, price and location. Each provider is thoroughly evaluated and credentialed, then re-credentialed every three years. Through this extensive evaluation process, we believe the PPO networks are able to provide significant hospital, physician and ancillary medical savings, while striving to maintain high quality care. Provider network services include a national network for all medical coverages, board certified physicians, provider credentialing, patient channeling, online PPO look-up, printable directories and driving directions, and Managed Care Organizations (MCO).

Enhanced Bill Review

CorVel's enhanced bill review program allows claim payors to adjust individual line item charges on all bills to reasonable and customary levels while removing all error and billing discrepancies with professional review. The enhanced bill review program scrutinizes each hospital line description and charge as a separate and distinct claim for reimbursement. CorVel's proprietary Universal Chargemaster defines each code and description, enabling its registered nurses to identify errors, duplicate charges, re-bundle exploded charges, correct quantity discrepancies and remove unused supplies.

Professional Review

CorVel's services offer a complete audit and validation of facility bill accuracy. This solution also includes review of in-network facility bills. The Company's nurse auditors have clinical backgrounds in all areas of medicine, medical billing and coding to ensure an accurate, consistent and thorough review. If a bill is identified for professional review, the bill image and its associated medical reports are routed within the system to an experienced medical nurse for review and auditing.

Provider Reimbursement

Through the bill review system, CorVel has the capability to provide check writing or provider reimbursement services for its customers. The provider payment check can be added to the bill analysis to produce one combined document.

Pharmacy Services

CorVel provides patients with a full-feature pharmacy program that offers discounted prescriptions, drug interaction monitoring and eligibility confirmation. Our pharmacy network of nationally recognized pharmacies provides savings off the retail price of prescriptions associated with a workers' compensation claim. The Company's pharmacy services program includes preferred access to a national pharmacy network, streamlined processing for pharmacies at point of sale, mail order and 90-day retail options and peer-to-peer medication review services.

Directed Care Services

CorVel has contracted with medical imaging, physical therapy and ancillary service networks to offer convenient access, timely appointments and preferred rates. The Company manages the entire coordination of care from appointment scheduling through reimbursement, working to achieve timely recovery and increased savings. The Company has directed care networks for diagnostic imaging, physical and occupational therapy, independent medical evaluations, durable medical equipment and transportation and translation.

Medicare Solutions

The Company offers solutions to help manage the requirements mandated by the Centers for Medicare and Medicaid Services (CMS). Services include Medicare Set Asides and a new service, Agent Reporting Services, to help employers comply with new CMS reporting legislation. As an assigned agent, CorVel can provide services for Responsible Reporting Entities (RRE) such as insurers and employers. As an experienced information-processing provider, CorVel is able to electronically submit files to the CMS in compliance with timelines and reporting requirements.

Clearinghouse Services

CorVel's proprietary medical review software and claims management technology interfaces with multiple clearinghouses. The Company's clearinghouse services provides for medical review, conversion of electronic forms to appropriate payment formats, seamless submittal of bills for payments and rules engines used to help ensure jurisdictional compliance.

Patient Management

CorVel offers a unique approach to claims administration and patient management. This integrated service model controls claims by advocating medical management at the onset of the injury to decrease administrative costs and to shorten the length of the disability. The Company offers these services on a stand-alone basis or as an integrated component of its medical cost containment services.

Claims Management

CorVel has been a third party administrator ("TPA") offering claims management services since January 2007. The Company serves customers in the self-insured or commercially insured markets. Claims are reported via an electronic first notice of loss (FNOL) to the claims management portal, www.caremc.com. FNOLs are immediately processed by CorVel's proprietary rules engine, which provides alerts and recommendations throughout the life of a claim. This technology instantly assigns an expert claims professional, while simultaneously determining if a claim requires any immediate attention for triage.

Through this service, the Company serves clients in the self-insured or commercially insured market through alternative loss funding methods, and provides them with a complete range of services, including claims administration, case management, and medical bill review. In addition to the field investigation and evaluation of claims, the Company also may provide initial loss reporting services for claims, loss mitigation services such as medical bill review and vocational rehabilitation, administration of trust funds established to pay claims and risk management information services.

Some of the features of claims management services include: automated first notice of loss, three-point contact within 24 hours, prompt claims investigations, detailed diary notes for each step of the claim, graphical dashboards and claim history scorecards, and litigation management and expert testimony.

Case Management

CorVel's case management and utilization review services address all aspects of disability management and recovery including utilization review (pre-certification, concurrent review and discharge planning), early intervention, telephonic, field and catastrophic case management as well as vocational rehabilitation.

The medical management components of CorVel's program focus on medical intervention, management and appropriateness. In these cases, the Company's case managers confer with the attending physician, other providers, the patient and the patient's family to identify the appropriate rehabilitative treatment and most cost-effective healthcare alternatives. The program is designed to offer the injured party prompt access to appropriate medical providers who will provide quality cost-effective medical care. Case managers may coordinate the services or care required and may arrange for special pricing of the required services.

The Telephonic Case Manager (TCM) continues to impact the direction of the case, focusing on early return to work, maximum medical improvement (MMI) and appropriate duration of disability. Facilitation of appropriate treatment, aggressive negotiation with medical providers and directing the care of the injured worker continues to be the Case Manager's role until the closure criteria is met. Utilization review of provider treatment remains ongoing until discharge from treatment.

In the event that a claim may require an onsite referral, a Field Case Manager (FCM) will be assigned to the claim. Cases can be referred to CorVel based on geographic location and injury type to the most appropriate FCM. Specialized case management services include catastrophic management, life care planning, and vocational rehabilitation services.

24/7 Nurse Triage

This service was introduced in 2009 as an extended feature of case management services. Employees can call at the time of injury or incident and speak with a nurse who specializes in occupational injuries. An assessment is immediately made to recommend self-care, or referral for further medical care if needed. CorVel is able to provide quick and accurate care intervention, often preventing a minor injury from becoming an expensive claim. The 24/7 nurse triage services provides channeling to a preferred network of providers, allows employer access to online case information, comprehensive incident gathering, and healthcare advocacy for injured workers.

Utilization Management

Utilization Management programs review proposed ambulatory care to determine appropriateness, frequency, duration and setting. These programs utilize experienced registered nurses, proprietary medical treatment protocols and systems technology to avoid unnecessary treatments and associated costs. Processes in Utilization Management include: injury review, diagnosis and treatment planning; contacting and negotiating provider treatment requirements; certifying appropriateness of treatment parameters, and responding to provider requests for additional treatment. Utilization management services include: prospective review, retrospective review, concurrent review, second opinion, peer review and independent medical evaluation.

Vocational Rehabilitation

CorVel's Vocational Rehabilitation program is designed for injured workers needing assistance returning to work or retaining employment. This comprehensive suite of services helps employees who are unable to perform previous work functions and who faces the possibility joining the open labor market to seek re-employment. These services are available unbundled, on an integrated basis as dictated by the requirement of each case and client preference, or by individual statutory requirements. Vocational rehabilitation services include ergonomic assessments, rehabilitation plans, transferable skills analysis, labor market services, resume' development, job analysis and development, job placement, and expert testimony.

Life Care Planning

Life Care Planning is used to project long-term future needs, services and related costs associated with catastrophic injury. CorVel's Life Care Plans summarize extensive amounts of medical data and compile it into a comprehensive report for future care requirements, aiding improved outcomes and timely resolution of claims. Some of the features of the Company's Life Care Planning services include: comprehensive documentation, projecting future care requirements, customized reporting, and costs specific to local areas.

Disability Management

CorVel's disability management programs offer a continuum of services for short and long-term disability coverages that advocate an employee's early return to work. Disability management services include absence reporting, disability evaluations, national preferred provider organizations, independent medical examinations, utilization review, medical case management, return to work coordination and integrated reporting.

Liability Claims Management

CorVel also offers liability claims management services that can be sold as a stand-alone service or part of patient management. The Company's services include auto liability, general liability, product liability, personal injury, professional liability and property damage, accidents and weather-related damage. This service includes claims management, adjusting services, litigation management, claims subrogation, and investigations.

Auto Claims Management

Injury claims are one of the largest components of auto indemnity costs. Effective management of these claims and their associated costs, combined with an optimal healthcare management program, helps CorVel's customers reduce claim costs. The Company's auto claims services include national preferred provider organization, medical bill review, first and third party bill review, first notice of loss, demand packet reviews and reporting and analytics.

SYSTEMS AND TECHNOLOGY

Infrastructure and Data Center

The Company utilizes a Tier III-rated data center as its primary processing site. Redundancy is provided at many levels in power, cooling, and computing resources, with the goal of ensuring maximum uptime and system availability for the Company's production systems. The Company has also begun to implement use of server virtualization and consolidation techniques to push the fault-tolerance of systems even further. These technologies bring increased speed-to-production and scalability.

Adoption of Imaging Technologies and Paperless Workflow

Utilizing scanning and automated data capture processes allows the Company to process incoming paper and electronic claims documents, including medical bills, with less manual handling and which has improved the Company's workflow processes. This has benefitted both the Company, in terms of cost-savings, and the Company's customers, in improved savings results.

Through the Company's internet portal, www.caremc.com, customers can review the bills as soon as they are processed and approve a bill for payment, streamlining the customer's own workflows and expediting the payment process.

Redundancy Center

The Company's national data center is located near Portland, Oregon. The Company also has a redundancy center located in Ft. Worth, Texas. The redundancy center is the Company's backup processing site in the event that the Portland data center suffers catastrophic loss. Currently, the Company's data is continually replicated to Ft. Worth in near-real time, so that in the event the Portland data center is offline, the redundancy center can be activated with current information quickly. The Ft. Worth data center also hosts duplicates of the Company's Websites. The Ft. Worth systems are maintained and exercised on a continuous basis as they host demonstration and pilot environments that mirror production, with the goal of ensuring their ongoing readiness.

Care^{MC}

Care^{MC} (www.caremc.com) has become the application platform for all of the Company's primary service lines and delivers immediate access to customers. Care^{MC} offers customers direct access to the Company's primary services. Care^{MC} allows for electronic communication and reporting between providers, payers, employers and patients. Features of the website include: request for service, FNOL (first notice of loss), appointment scheduling, online bill review, claims information management, treatment calendar, medical bill adjudication and automated provider reimbursement. Through the Care^{MC} Website, users can:

- request services online;
- manage files throughout the life of the claim;
- receive and relay case notes from case managers; and
- integrate information from multiple claims management sources into one database.

The Care^{MC} website facilitates healthcare transaction processing. Using artificial intelligence techniques, the website provides situation alerts and event triggers, to facilitate prompt and effective decisions. Users of Care^{MC} can quickly see where event outliers are occurring within the claims management process. If costs exceed pre-determined thresholds or activities fall outside expected timelines, decision-makers can be quickly notified. Large amounts of information are consolidated and summarized to help customers focus on the critical issues.

Scanning Services

We continue to leverage our scanning technologies which include scanning, optical character recognition and document management services. We continue to expand our existing office automation service line and all offices are selling scanning and document management. We have added scanning operations to most of the Company's larger offices around the country, designating them "Capture Centers."

Our scanning service also offers a web interface (www.onlinedocumentcenter.com) providing immediate access to documents and data called the Online Document Center (ODC). Secure document review, approval, transaction workflow and archival storage are available at subscription-based pricing.

Claims Processing

We continue to develop our claims system capabilities which fit well with the Company's preference for owning and maintaining our own software assets. Integration projects, some already completed, are underway to present more of this claims-centric information available through the Care^{MC} web portal. The Company's goal is to continue to modernize user interfaces, and to streamline the delivery of this information to our customers, giving more rapid feedback and putting real-time information in the hands of our customers.

INDUSTRY, CUSTOMERS AND MARKETING

CorVel serves a diverse group of customers that include insurers, third party administrators, self-administered employers, government agencies, municipalities, state funds, and numerous other industries. CorVel is able to provide workers' compensation services to virtually any size employer and in any state or region of the United States. No single customer of the Company represented more than 10% of revenues in fiscal 2009, 2010, or 2011. Many claims management decisions in workers' compensation are the responsibility of the local claims office of national or regional insurers. The Company's national branch office network enables the Company to market and offer its services at both a local and national account level. The Company is placing increasing emphasis on national account marketing. The sales and marketing activities of the Company are conducted primarily by account executives located in key geographic areas.

COMPETITION AND MARKET CONDITIONS

The healthcare cost containment industry is competitive and is subject to economic pressures for cost savings and legislative reforms. CorVel's primary competitors in the workers' compensation market include third party administrators, managed care companies, large insurance carriers and numerous independent companies. Many of the Company's competitors are significantly larger and have greater financial and marketing resources than the Company. Moreover, the Company's customers may establish the in-house capability of performing services offered by the Company. If the Company is unable to compete effectively, it will be difficult for the Company to add and retain customers, and the Company's business, financial condition and results of operations will be materially and adversely affected.

There has been a year over year decline in claims frequency, however, there continues to be moderate increases in medical and indemnity costs. Medical costs average 60% of the total claims cost (2011 NCCI report). As these costs continue to increase faster than wages, many states might look for ways to control costs, which could affect the services offered by CorVel. Additional market challenges include uncertainty of healthcare reform and its impact to the workers' compensation industry.

GOVERNMENT REGULATIONS

General

Managed healthcare programs for workers' compensation are subject to various laws and regulations. Both the nature and degree of applicable government regulation vary greatly depending upon the specific activities involved. Generally, parties that actually provide or arrange for the provision of healthcare services, assume financial risk related to the provision of those services or undertake direct responsibility for making payment or payment decisions for those services. These parties are subject to a number of complex regulatory requirements that govern many aspects of their conduct and operations.

In contrast, the management and information services provided by the Company to its customers typically have not been the subject of regulation by the federal government or the states. Since the managed healthcare field is a rapidly expanding and changing industry and the cost of providing healthcare continues to increase, it is possible that the applicable state and federal regulatory frameworks will expand to have a greater impact upon the conduct and operation of the Company's business.

Under the current workers' compensation system, employer insurance or self-funded coverage is governed by individual laws in each of the 50 states and by certain federal laws. The management and information services that make up the Company's managed care program serve markets that have developed largely in response to needs of insurers, employers and large TPAs, and generally have not been mandated by legislation or other government action. On the other hand, the vocational rehabilitation case management marketplace within the workers' compensation system has been dependent upon the laws and regulations within those states that require the availability of specified rehabilitation services for injured workers. Similarly, the Company's fee schedule auditing services address market needs created by certain states' enactment of maximum permissible fee schedules for workers' compensation services. Changes in individual state regulation of workers' compensation may create a greater or lesser demand for some or all of the Company's services or require the Company to develop new or modified services in order to meet the needs of the marketplace and compete effectively in that marketplace.

Medical Cost Containment Legislation

Historically, governmental strategies to contain medical costs in the workers' compensation field have been generally limited to legislation on a state-by-state basis. For example, many states have implemented fee schedules that list maximum reimbursement levels for healthcare procedures. In certain states that have not authorized the use of a fee schedule, the Company adjusts bills to the usual and customary levels authorized by the payor. Opportunities for the Company's services could increase if more states legislate additional cost containment strategies. Conversely, the Company would be materially and adversely affected if states elect to reduce the extent of medical cost containment strategies available to insurance carriers and other payors, or adopt other strategies for cost containment that would not support a demand for the Company's services.

Healthcare Reform

There has been considerable discussion of healthcare reform at both the federal level and in numerous state legislatures in recent years. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment, the Company cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on the Company. The Company is still evaluating the impact of the health reform legislation which was enacted by Congress in March 2010 on the future results and costs of the Company. The Company does not anticipate that this legislation will have a material impact on the Company's revenue. The legislation could increase the Company's future healthcare benefit costs.

SHAREHOLDER RIGHTS PLAN

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Shareholder Rights Plan provides for a dividend distribution to CorVel stockholders of one preferred stock purchase right for each outstanding share of CorVel's common stock under certain circumstances. In April 2002, the Board of Directors of CorVel approved an amendment to the Shareholder Rights Plan to extend the expiration date of the rights to February 10, 2012, set the exercise price of each right at $118, and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights, with the limitations under the Shareholder Rights Plan remaining in effect for all other stockholders of the Company. In November 2008, the Company's Board of Directors approved an amendment to the Shareholder Rights Plan to extend the expiration date of the rights to February 10, 2022, remove the ability of Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights, substitute Computershare Trust Company, N.A. as the rights agent and effect certain technical changes to the Shareholder Rights Plan.

The rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to encourage a potential acquirer to negotiate with the Board of Directors prior to attempting a takeover. The rights have an exercise price of $118 per right, subject to subsequent adjustment. The rights trade with the Company's common stock and will not be exercisable until the occurrence of certain takeover-related events.

Generally, the Shareholder Rights Plan provides that if a person or group acquires 15% or more of the Company's common stock without the approval of the Board, subject to certain exception, the holders of the rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's common stock having a market value equal to two times the then-current exercise price of the right.

In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the right will entitle its holder to buy common shares of the acquiring entity having a market value equal to two times the then-current exercise price of the right. The Company's Board of Directors may exchange or redeem the rights under certain conditions.

EMPLOYEES

As of March 31, 2011, CorVel had 2,986 employees, including nurses, therapists, counselors and other employees. No employees are represented by any collective bargaining unit. Management believes the Company's relationship with its employees to be good.

AVAILABLE INFORMATION

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, and other filings made with the Securities and Exchange Commission, are available free of charge through our Web site (http://www.corvel.com, under the Investor Relations section) as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. The inclusion of our Web site address and the address of any of our portals, such as www.caremc.com and www.onlinedocumentcenter.com, in this report does not include or incorporate by reference into this report any information contained on, or accessible through, such Web sites.

Item 1A. *Risk Factors.*

Past financial performance is not necessarily a reliable indicator of future performance, and investors in our common stock should not use historical performance to anticipate results or future period trends. Investing in our common stock involves a high degree of risk. Investors should consider carefully the following risk factors, as well as the other information in this report and our other filings with the Securities and Exchange Commission, including our consolidated financial statements and the related notes, before deciding whether to invest or maintain an investment in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial also may impair our business operations.

Legal

Exposure to possible litigation and legal liability may adversely affect our business, financial condition and results of operations.

We, through our utilization management services, make recommendations concerning the appropriateness of providers' medical treatment plans of patients throughout the country, and as a result, could be exposed to claims for adverse medical consequences. We do not grant or deny claims for payment of benefits and we do not believe that we engage in the practice of medicine or the delivery of medical services. There can be no assurance, however, that we will not be subject to claims or litigation related to the authorization or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services.

In addition, there can be no assurance that we will not be subject to other litigation that may adversely affect our business, financial condition or results of operations, including but not limited to being joined in litigation brought against our customers in the managed care industry. We maintain professional liability insurance and such other coverages as we believe are reasonable in light of our experience to date. If such insurance is insufficient or unavailable in the future at reasonable cost to protect us from liability, our business, financial condition or results of operations could be adversely affected.

On March 25, 2011, George Raymond Williams, MD., as plaintiff, individually and on behalf of those similarly situated, filed a First Amended and Restated Petition for Damages and Class Certification in the 27th Judicial District Court, Parish of St. Landry, Louisiana, against us and our insurance carriers, Homeland Insurance Company of New York and Executive Risk Specialty Insurance Company and several other unrelated parties. The plaintiffs allege that we violated Louisiana's Any Willing Provider Act, or AWPA, which requires a payor accessing a preferred provider contract to give 30 days' advance written notice or point of service notice in the form of a benefit card before the payor accesses the discounted rates in the contract to pay the provider for services rendered to an insured under that payor's health benefit plan.

On March 31, 2011, we entered into a Memorandum of Understanding with attorneys representing the plaintiffs and the class setting forth the terms of settlement of this class action lawsuit. The class action arbitration filed with the American Arbitration Association against us in December 2006 by Southwest Louisiana Hospital Association dba Lake Charles Memorial Hospital as previously disclosed is encompassed within the settlement terms of the Memorandum of Understanding. If a definitive settlement agreement is reached and approved by the court, we will pay $9 million to resolve such claims for which we have recorded a $9 million pre-tax charge to earnings during the March 2011 quarter.

There can be no assurance, however, that the parties will be able to reach a definitive settlement agreement in a timely manner or at all, that the court will approve the settlement or that a large number of class members will not opt out of the settlement. If a definitive settlement agreement is not reached or is not approved by the court, all related proceedings in State and Federal Court, as well as the Louisiana Office of Workers Compensation and the arbitration proceeding before the American Arbitration Association that have been stayed pending settlement will resume.

In February 2005, Kathleen Roche, D.C., as plaintiff, filed a putative class action in Circuit Court for the 20th Judicial District, St. Clair County, Illinois, against us. The case sought unspecified damages based on our alleged failure to direct patients to medical providers who were members of the CorVel CorCare PPO network and also alleged that we used biased and arbitrary computer software to review medical providers' bills. On October 29, 2010, we entered into a settlement agreement providing for the payment of $2.1 million to class members and up to an additional $700,000 for attorneys' fees and expenses, and as a result we accrued $2.8 million of estimated liability for this settlement agreement during the quarter ended September 30, 2010. On January 21, 2011, the Circuit Court gave final approval to the settlement and awarded class counsel $700,000 in attorneys' fees and expenses and a $5,000 incentive award to Kathleen Roche, the class representative. Through March 31, 2011, the plaintiff's attorneys had been paid but no amounts had been paid to the claimants.

There can be no assurance that we will not be subjected to additional litigation similar to the proceedings described above. Any such additional litigation could have a material adverse effect on our business, financial condition and results of operations.

The increased costs of professional and general liability insurance may have an adverse effect on our profitability.

The cost of commercial professional and general liability insurance coverage has risen significantly in the past several years, and this trend may continue. In addition, if we were to suffer a material loss, our costs may increase over and above the general increases in the industry. If the costs associated with insuring our business continue to increase, it may adversely affect our business. We believe our current level of insurance coverage is adequate for a company of our size engaged in our business.

If lawsuits against us are successful, we may incur significant liabilities.

We provide to insurers and other payors of healthcare costs managed care programs that utilize preferred provider organizations and computerized bill review programs. Health care providers have brought, against us and our customers, individual and class action lawsuits challenging such programs. If such lawsuits are successful, we may incur significant liabilities.

We make recommendations about the appropriateness of providers' proposed medical treatment plans for patients throughout the country. As a result, we could be subject to claims arising from any adverse medical consequences. Although plaintiffs have not to date subjected us to any claims or litigation relating to the granting or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services, we cannot assure you that plaintiffs will not make such claims in future litigation. We also cannot assure you that our insurance will provide sufficient coverage or that insurance companies will make insurance available at a reasonable cost to protect us from significant future liability.

Regulatory

Changes in government regulations could increase our costs of operations and/or reduce the demand for our services.

Many states, including a number of those in which we transact business, have licensing and other regulatory requirements applicable to our business. Approximately half of the states have enacted laws that require licensing of businesses which provide medical review services such as ours. Some of these laws apply to medical review of care covered by workers' compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. These regulatory programs may result in increased costs of operation for us, which may have an adverse impact upon our ability to compete with other available alternatives for healthcare cost control. In addition, new laws regulating the operation of managed care provider networks have been adopted by a number of states. These laws may apply to managed care provider networks having contracts with us or to provider networks which we may organize. To the extent we are governed by these regulations, we may be subject to additional licensing requirements, financial and operational oversight and procedural standards for beneficiaries and providers.

Regulation in the healthcare and workers' compensation fields is constantly evolving. We are unable to predict what additional government initiatives, if any, affecting our business may be promulgated in the future. Our business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements. Proposals for healthcare legislative reforms are regularly considered at the federal and state levels. To the extent that such proposals affect workers' compensation, such proposals may adversely affect our business, financial condition and results of operations.

In addition, changes in workers' compensation, auto and managed health care laws or regulations may reduce demand for our services, require us to develop new or modified services to meet the demands of the marketplace or reduce the fees that we may charge for our services. One proposal which had been considered in the past, but not enacted by Congress or certain state legislatures, is 24-hour health coverage, in which the coverage of traditional employer-sponsored health plans is combined with workers' compensation coverage to provide a single insurance plan for work-related and non-work-related health problems.

We are subject to risks associated with acquisitions of intangible assets.

Our acquisition of other businesses may result in significant increases in our intangible assets and goodwill. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. We cannot currently estimate the timing and amount of any such charges.

Business Environment

Growth Oriented

If we fail to grow our business internally or through strategic acquisitions we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

Our strategy is to continue internal growth and, as strategic opportunities arise in the workers' compensation managed care industry, to consider acquisitions of, or relationships with, other companies in related lines of business. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire other resources necessary to service such growth adequately. Expenses arising from our efforts to increase our market penetration may have a negative impact on operating results. In addition, there can be no assurance that any suitable opportunities for strategic acquisitions or relationships will arise or, if they do arise, that the transactions contemplated could be completed. If such a transaction does occur, there can be no assurance that we will be able to integrate effectively any acquired business. In addition, any such transaction would be subject to various risks associated with the acquisition of businesses, including, but not limited to, the following:

- an acquisition may negatively impact our results of operations because it may require incurring large one-time charges, substantial debt or liabilities; it may require the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets; or it may cause adverse tax consequences, substantial depreciation or deferred compensation charges;
- we may encounter difficulties in assimilating and integrating the business, technologies, products, services, personnel or operations of companies that are acquired, particularly if key personnel of the acquired company decide not to work for us;
- an acquisition may disrupt ongoing business, divert resources, increase expenses and distract management;
- the acquired businesses, products, services or technologies may not generate sufficient revenue to offset acquisition costs;
- we may have to issue equity or debt securities to complete an acquisition, which would dilute the position of stockholders and could adversely affect the market price of our common stock; and
- acquisitions may involve the entry into a geographic or business market in which we have little or no prior experience.

There can be no assurance that we will be able to identify or consummate any future acquisitions or other strategic relationships on favorable terms, or at all, or that any future acquisition or other strategic relationship will not have an adverse impact on our business or results of operations. If suitable opportunities arise, we may finance such transactions, as well as internal growth, through debt or equity financing. There can be no assurance, however, that such debt or equity financing would be available to us on acceptable terms when, and if, suitable strategic opportunities arise.

If we are unable to increase our market share among national and regional insurance carriers and large, self-funded employers, our results may be adversely affected.

Our business strategy and future success depend in part on our ability to capture market share with our cost containment services as national and regional insurance carriers and large, self-funded employers look for ways to achieve cost savings. We cannot assure you that we will successfully market our services to these insurance carriers and employers or that they will not resort to other means to achieve cost savings. Additionally, our ability to capture additional market share may be adversely affected by the decision of potential customers to perform services internally instead of outsourcing the provision of such services to us. Furthermore, we may not be able to demonstrate sufficient cost savings to potential or current customers to induce them not to provide comparable services internally or to accelerate efforts to provide such services internally.

If competition increases, our growth and profits may decline.

The markets for our network services and patient management services are also fragmented and competitive. Our competitors include national managed care providers, preferred provider networks, smaller independent providers and insurance companies. Companies that offer one or more workers' compensation managed care services on a national basis are our primary competitors. We also compete with many smaller vendors who generally provide unbundled services on a local level, particularly companies with an established relationship with a local insurance company adjuster. In addition, several large workers' compensation insurance carriers offer managed care services for their customers, either by performance of the services in-house or by outsourcing to organizations like ours. If these carriers increase their performance of these services in-house, our business may be adversely affected. In addition, consolidation in the industry may result in carriers performing more of such services in-house.

Our sequential revenue may not increase and may decline. As a result, we may fail to meet or exceed the expectations of investors or analysts which could cause our common stock price to decline.

Our sequential revenue growth may not increase and may decline in the future as a result of a variety of factors, many of which are outside of our control. If changes in our sequential revenue fall below the expectations of investors or analysts, the price of our common stock could decline substantially. Fluctuations or declines in sequential revenue growth may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section: the decline in manufacturing employment, the decline in workers' compensation claims, the decline in healthcare expenditures, the considerable price competition in a flat-to-declining workers' compensation market, litigation, the increase in competition, and the changes and the potential changes in state workers' compensation and automobile managed care laws which can reduce demand for our services. These factors create an environment where revenue and margin growth is more difficult to attain and where revenue growth is less certain than historically experienced. Additionally, our technology and preferred provider network face competition from companies that have more resources available to them than we do. Also, some customers may handle their managed care services in-house and may reduce the amount of services which are outsourced to managed care companies such as CorVel. These factors could cause the market price of our common stock to fluctuate substantially. There can be no assurance that our growth rate in the future, if any, will be at or near historical levels.

In addition, the stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the healthcare and managed care markets resulting in changes in the market price of the stock of many companies, which may not have been directly related to the operating performance of those companies

Due to the foregoing factors, and the other risks discussed in this report, investors should not rely on period-to-period comparisons of our results of operations as an indication of our future performance.

If the referrals for our patient management services decline, our business, financial condition and results of operations would be materially adversely affected.

In some years, we have experienced a general decline in the revenue and operating performance of patient management services. We believe that the performance decline has been due to the following factors: the decrease of the number of workplace injuries that have become longer-term disability cases; increased regional and local competition from providers of managed care services; a possible reduction by insurers on the types of services provided by our patient management business; the closure of offices and continuing consolidation of our patient management operations; and employee turnover, including management personnel, in our patient management business. In the past, these factors have all contributed to the lowering of our long-term outlook for our patient management services. If some or all of these conditions continue, we believe that the performance of our patient management revenues could decrease.

Customers

If we lose several customers in a short period, our results may be materially adversely affected.

Our results may decline if we lose several customers during a short period. Most of our customer contracts permit either party to terminate without cause. If several customers terminate, or do not renew or extend their contracts with us, our results could be materially and adversely affected. Many organizations in the insurance industry have consolidated and this could result in the loss of one or more of our customers through a merger or acquisition. Additionally, we could lose customers due to competitive pricing pressures or other reasons.

Our failure to compete successfully could make it difficult for us to add and retain customers and could reduce or impede the growth of our business.

We face competition from PPOs, TPAs and other managed healthcare companies. We believe that as managed care techniques continue to gain acceptance in the workers' compensation marketplace, our competitors will increasingly consist of nationally-focused workers' compensation managed care service companies, insurance companies, HMOs and other significant providers of managed care products. Legislative reform in some states has been considered, but not enacted to permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the ability to manage medical costs for workers' compensation claimants, such legislation may intensify competition in the markets served by us. Many of our current and potential competitors are significantly larger and have greater financial and marketing resources than we do, and there can be no assurance that we will continue to maintain our existing customers, our past level of operating performance or be successful with any new products or in any new geographical markets we may enter.

Services

If the utilization by healthcare payors of early intervention services continues to increase, the revenue from our later-stage network and healthcare management services could be negatively affected.

The performance of early intervention services, including injury occupational healthcare, first notice of loss, and telephonic case management services, often result in a decrease in the average length of, and the total costs associated with, a healthcare claim. By successfully intervening at an early stage in a claim, the need for additional cost containment services for that claim often can be reduced or even eliminated. As healthcare payors continue to increase their utilization of early intervention services, the revenue from our later stage network and healthcare management services will decrease.

Declines in workers' compensation claims may harm our results of operations.

Within the past few years, the economy has performed below historical averages which leads to fewer workers on a national level and could lead to fewer work related injuries. If declines in workers' compensation costs occur in many states and persist over the long-term, it would have an adverse impact on our business, financial condition and results of operations.

We provide an outsource service to payors of workers' compensation and auto healthcare benefits. These payors include insurance companies, TPAs, municipalities, state funds, and self-insured, self-administered employers. If these payors reduce the amount of work they outsource, our results of operations would be materially adversely affected.

Healthcare providers are becoming increasingly resistant to the application of certain healthcare cost containment techniques; this may cause revenue from our cost containment operations to decrease.

Healthcare providers have become more active in their efforts to minimize the use of certain cost containment techniques and are engaging in litigation to avoid application of certain cost containment practices. Recent litigation between healthcare providers and insurers has challenged certain insurers' claims adjudication and reimbursement decisions. Although these lawsuits do not directly involve us or any services we provide, these cases may affect the use by insurers of certain cost containment services that we provide and may result in a decrease in revenue from our cost containment business.

Systems

An interruption in our ability to access critical data may cause customers to cancel their service and/or may reduce our ability to effectively compete.

Certain aspects of our business are dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other system failures could cause customers to cancel their service and could have a material adverse effect on our business and results of operations.

In addition, we expect that a considerable amount of our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to customers and payors of healthcare. There can be no assurance that our current data processing capabilities will be adequate for our future growth, that we will be able to efficiently upgrade our systems to meet future demands, or that we will be able to develop, license or otherwise acquire software to address these market demands as well or as timely as our competitors.

A breach of security may cause our customers to curtail or stop using our services.

We rely largely on our own security systems, confidentiality procedures and employee nondisclosure agreements to maintain the privacy and security of our and our customers' proprietary information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems, the existence of computer viruses in our data or software and misappropriation of our proprietary information could expose us to a risk of information loss, litigation and other possible liabilities which may have a material adverse effect on our business, financial condition and results of operations. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any customer data, our relationships with our customers and our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

Our Internet-based services are dependent on the development and maintenance of the Internet infrastructure.

The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage, as well as the availability of the Internet to us for delivery of our Internet-based services. In addition, our customers who use our Web-based services depend on Internet service providers, online service providers and other Web site operators for access to our Web site. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users, and, if sustained or repeated, could reduce the attractiveness of our services.

If we are unable to leverage our information systems to enhance our outcome-driven service model, our results may be adversely affected.

To leverage our knowledge of workplace injuries, treatment protocols, outcomes data, and complex regulatory provisions related to the workers' compensation market, we must continue to implement and enhance information systems that can analyze our data related to the workers' compensation industry. We frequently upgrade existing operating systems and are updating other information systems that we rely upon in providing our services and financial reporting. We have detailed implementation schedules for these projects that require extensive involvement from our operational, technological and financial personnel. Delays or other problems we might encounter in implementing these projects could adversely affect our ability to deliver streamlined patient care and outcome reporting to our customers.

The introduction of software products incorporating new technologies and the emergence of new industry standards could render our existing software products less competitive, obsolete or unmarketable.

There can be no assurance that we will be successful in developing and marketing new software products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new software products cost-effectively, in a timely manner and in response to changing market conditions or customer requirements, our business, results of operations and financial condition may be adversely affected.

Developing or implementing new or updated software products and services may take longer and cost more than expected. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our software products and services. The cost of developing new healthcare information services and technology solutions is inherently difficult to estimate. Our development and implementation of proposed software products and services may take longer than originally expected, require more testing than originally anticipated and require the acquisition of additional personnel and other resources. If we are unable to develop new or updated software products and services cost-effectively on a timely basis and implement them without significant disruptions to the existing systems and processes of our customers, we may lose potential sales and harm our relationships with current or potential customers.

Employment

The failure to attract and retain qualified or key personnel may prevent us from effectively developing, marketing, selling, integrating and supporting our services.

We are dependent, to a substantial extent, upon the continuing efforts and abilities of certain key management personnel. In addition, we face competition for experienced employees with professional expertise in the workers' compensation managed care area. The loss of key personnel, especially V. Gordon Clemons, Chairman, and Dan Starck, President, Chief Executive Officer, and Chief Operating Officer, or the inability to attract, qualified employees, could have a material unfavorable effect on our business and results of operations.

We face competition for staffing, which may increase our labor costs and reduce profitability.

We compete with other healthcare providers in recruiting qualified management and staff personnel for the day-to-day operations of our business, including nurses and other case management professionals. In some markets, the scarcity of nurses and other medical support personnel has become a significant operating issue to healthcare providers. This shortage may require us to enhance wages to recruit and retain qualified nurses and other healthcare professionals. Our failure to recruit and retain qualified management, nurses and other healthcare professionals, or to control labor costs could have a material adverse effect on profitability.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. *Properties.*

The Company's principal executive office is located in Irvine, California in approximately 12,000 square feet of leased space. The lease expires in March 2013. The Company leases approximately 105 branch offices in 45 states, which range in size from 500 square feet up to 24,000 square feet. The lease terms for the branch offices range from monthly to ten years and expire through 2019. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required.

Item 3. *Legal Proceedings.*

On March 25, 2011, George Raymond Williams, MD. ("Williams"), as plaintiff, individually and on behalf of those similarly situated, filed a First Amended and Restated Petition for Damages and Class Certification in the 27th Judicial District Court, Parish of St. Landry, Louisiana, against CorVel Corporation ("CorVel") and its insurance carriers, Homeland Insurance Company of New York and Executive Risk Specialty Insurance Company and several other unrelated parties. Williams alleges that CorVel violated Louisiana's Any Willing Provider Act (the "AWPA"), which requires a payor accessing a preferred provider contract to give 30 days' advance written notice or point of service notice in the form of a benefit card before the payor accesses the discounted rates in the contract to pay the provider for services rendered to an insured under that payor's health benefit plan.

On March 31, 2011, CorVel entered into a Memorandum of Understanding with attorneys representing the plaintiffs and the class setting forth the terms of settlement of this class action lawsuit. The Memorandum of Understanding provides that subject to the execution of a mutually acceptable settlement agreement and final non-appealable approval of such settlement by the Louisiana state court, CorVel will pay $9 million to resolve claims for which CorVel recorded a $9 million pre-tax charge to earnings during the March 2011 quarter. In addition, CorVel will assign to the class certain rights it has to the proceeds of CorVel's insurance policies relating to the claims asserted by the class. The class action arbitration filed with the American Arbitration Association against CorVel in December 2006 by Southwest Louisiana Hospital Association dba Lake Charles Memorial Hospital as previously disclosed by CorVel is encompassed within the settlement terms of the Memorandum of Understanding. Pursuant to the Memorandum of Understanding, the parties have also agreed to request that the appropriate courts stay all related proceedings in State and Federal Court, as well as the Louisiana Office of Workers Compensation and the arbitration proceeding before the American Arbitration Association in which the parties are named, until the settlement agreement is prepared, executed and receives final court approval. The settlement does not constitute an admission of liability.

In exchange for the settlement payment by CorVel, class members will release CorVel and all of its affiliates and clients for any claims relating in any way to re-pricing, payment for, or reimbursement of a workers' compensation bill, including but not limited to claims under the AWPA. Plaintiffs have also agreed to a notice procedure that CorVel may follow in the future to comply with the AWPA. As noted, the Memorandum of Understanding is contingent upon the execution of a mutually acceptable definitive settlement agreement. Under Louisiana law, once the parties have executed such a settlement agreement, they must apply to the court for approval of the settlement following a court-supervised process of notice to the class and an opportunity for the class to be heard about the fairness of the settlement or to be excluded from the settlement. CorVel expects to be able to arrive at such a definitive settlement agreement by the end of June 2011, but there can be no assurance that the parties will be able to reach a definitive settlement agreement within that timeframe or at all, that the court will approve the settlement or that a large number of class members will not opt out of the settlement. If a definitive settlement agreement is not reached or is not approved by the court, all related proceedings in State and Federal Court, as well as the Louisiana Office of Workers Compensation and the arbitration proceeding before the American Arbitration Association that have been stayed pending settlement will resume.

In February 2005, Kathleen Roche, D.C., as plaintiff, filed a putative class action in Circuit Court for the 20th Judicial District, St. Clair County, Illinois, against the Company. The case sought unspecified damages based on the Company's alleged failure to direct patients to medical providers who were members of the CorVel CorCare PPO network and also alleged that the Company used biased and arbitrary computer software to review medical providers' bills. On October 29, 2010, the Company entered into a settlement agreement providing for the payment of $2.1 million to class members and up to an additional $700,000 for attorneys' fees and expenses, and as a result the Company accrued $2.8 million of estimated liability for this settlement agreement during the quarter ended September 30, 2010. None of these amounts have been paid to the class members through March 31, 2011. The Company denies that its conduct was improper in any way and has denied all liability. In exchange for the settlement payment by the Company, class members consisting of Illinois medical providers (excluding hospitals) have released the Company and all of its affiliates for claims relating to any PPO or usual and customary reductions recommended by the Company on class members' medical bills. On January 21, 2011, the Circuit Court gave final approval to the settlement and awarded class counsel $700,000 in attorneys' fees and expenses and a $5,000 incentive award to Kathleen Roche, the class representative.

The Company is involved in other litigation arising in the normal course of business. Management believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position or results of the operations of the Company.

Item 4. ***(Removed and Reserved).***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Market Information

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol CRVL. The quarterly high and low per share sales prices for the Company's common stock for fiscal years 2010 and 2011 as reported by NASDAQ are set forth below for the periods indicated. These prices represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions.

	High	Low
Fiscal Year Ended March 31, 2010:		
Quarter Ended June 30, 2009:	$25.24	$18.48
Quarter Ended September 30, 2009:	31.58	22.23
Quarter Ended December 31, 2009:	34.61	27.20
Quarter Ended March 31, 2010:	36.91	28.75
Fiscal Year Ended March 31, 2011:		
Quarter Ended June 30, 2010:	$38.00	$32.04
Quarter Ended September 30, 2010:	43.76	33.10
Quarter Ended December 31, 2010:	49.65	40.63
Quarter Ended March 31, 2011:	53.34	45.75

Holders. As of June 1, 2011, there were approximately 1,500 holders of record of the Company's common stock according to the information provided by the Company's transfer agent.

Dividends. The Company has never paid any cash dividends on its common stock and has no current plans to do so in the foreseeable future. The Company intends to retain future earnings, if any, for use in the Company's business. The payment of any future dividends on its common stock will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors.

Unregistered Sales of Equity Securities. None.

Issuer Purchases of Equity Securities: The following table summarizes purchases of the Company's common stock made by or on behalf of the Company for the quarter ended March 31, 2011 pursuant to a publicly announced plan.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that may yet be Purchased Under the Program
January 1 to January 31, 2011	39,458	$48.89	39,458	629,169
February 1 to February 29, 2011	51,716	47.91	51,716	577,453
March 1 to March 31, 2011	68,616	49.70	68,616	508,837
Total	159,790	$48.96	159,790	508,837

In 1996, the Company's Board of Directors authorized a stock repurchase program initially for up to 100,000 shares of the Company's common stock. The Company's Board of Directors has periodically increased the number of shares authorized for repurchase under the program. In May 2010, the board authorized an increase in the number of shares to be repurchased over the life of the program to 15,000,000. As of March 31, 2011, the Company has repurchased 14,491,163 shares its common stock. There is no expiration date for the plan.

STOCK PERFORMANCE GRAPH

The graph depicted below shows a comparison of cumulative total stockholder returns for the Company, the Nasdaq and the Nasdaq Health Services Index over a five year period beginning on March 31, 2006. The data depicted on the graph are as set forth in the chart below the graph. The graph assumes that $100 was invested in the Company's Common Stock on March 31, 2006, and in each index, and that all dividends were reinvested. No cash dividends have been paid or declared on the Common Stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

CORVEL STOCK PERFORMANCE GRAPH


CorVel Corporation
U.S. Nasdaq
U.S. Nasdaq Healthcare Services
DOLLARS
400
350
300
250
200
150
100
50
0
2006
2007
2008
2009
2010
2011

	2006	2007	2008	2009	2010	2011
CorVel Corporation	100.00	206.06	208.38	137.74	243.53	362.26
U.S. Nasdaq	100.00	103.69	96.72	52.43	82.24	96.85
U.S. Nasdaq Healthcare Services	100.00	100.15	104.50	77.36	137.63	155.30

Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by us under those statutes, neither the preceding Stock Performance Graph, nor the information relating to it, is "soliciting material" or is "filed" or is to be incorporated by reference into any such prior filings, nor shall such graph or information be incorporated by reference into any future filings made by us under those statutes.

Item 6. ***Selected Financial Data.***

The selected consolidated financial data of the Company appears in a separate section of this Annual Report on Form 10-K on page 31 and is incorporated herein by this reference.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Management's Discussion and Analysis of Financial Condition and Results of Operations appears in a separate section of this Annual Report on Form 10-K beginning on page 32 and is incorporated herein by this reference.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

As of March 31, 2011, the Company held no market risk sensitive instruments for trading purposes and the Company did not employ any derivative financial instruments, other financial instruments, or derivative commodity instruments to hedge any market risk. The Company had no debt outstanding as of March 31, 2011, and therefore, had no market risk related to debt.

Item 8. ***Financial Statements and Supplementary Data.***

The Company's consolidated financial statements, as listed under Item 15, appear in a separate section of this Annual Report on Form 10-K beginning on page 45 and are incorporated herein by this reference. The financial statement schedule is included below under Item 15(a) (2).

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2011, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal accounting officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining a system of internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles; providing reasonable assurance that our receipts and expenditures are made in accordance with authorizations of our management and directors; and providing reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that our internal control over financial reporting was effective as of March 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, Haskell & White LLP, has issued an audit report on the effectiveness of our internal control over financial reporting as of March 31, 2011 as stated in their report that is included in Part II, Item 8 herein.

Changes to Internal Control over Financial Reporting

We regularly review our system of internal control over financial reporting and make changes to our processes and systems to improve controls and increase efficiency, while ensuring that we maintain an effective internal control environment. Changes may include such activities as implementing new, more efficient systems, consolidating activities, and migrating processes. During the quarter ended March 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance.***

The information in the sections titled "Proposal One: Election of Directors," "Corporate Governance, Board Composition and Board Committees," "Executive Officers of CorVel," and "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in the Company's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

The Board of Directors has adopted a code of ethics and business conduct that applies to all of the Company's employees, officers and directors. The full text of the Company's code of ethics and business conduct is posted on the Company's web site at www.corvel.com under the "Investor Relations" section. The Company intends to disclose future amendments to certain provisions of the Company's code of ethics and business conduct, or waivers of such provisions, applicable to the Company's directors and executive officers, at the same location on the Company's web site identified above. The inclusion of the Company's web site address in this report does not include or incorporate by reference the information on the Company's web site into this report.

Item 11. ***Executive Compensation.***

The information in the sections titled "Executive Compensation," "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "Compensation of Directors," appearing in the Company's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.***

The information in the sections titled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter" and "Equity Compensation Plan Information" appearing in the Company's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Party Transactions, and Director Independence.***

The information in the sections titled "Certain Relationships and Related Person Transactions," "Proposal One: Election of Directors," and "Corporate Governance, Board Composition and Board Committees" appearing in the Company's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services.***

The information under the captions "Principal Accountant Fees and Services", "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" and "Ratification of Appointment of Independent Auditors" appearing in the Company's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules.***

(a)(1) Financial Statements:

The Company's financial statements appear in a separate section of this Annual Report on Form 10-K beginning on the pages referenced below:

	Page
Report of Independent Registered Public Accounting Firm	45
Consolidated Statements of Income for the Fiscal Years Ended March 31, 2009, 2010, and 2011	47
Consolidated Balance Sheets as of March 31, 2010 and 2011	48
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended March 31, 2009, 2010, and 2011	49
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 31, 2009, 2010, and 2011	50
Notes to Consolidated Financial Statements	51

(2) Financial Statement Schedule:

The Company's consolidated financial statements, as listed under Item 15(a) (1), appear in a separate section of this Annual Report on Form 10-K beginning on page 45. The Company's financial statement schedule is as follows:

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Cost and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Fiscal Year Ended March 31, 2011:	$2,754,000	$2,434,000	$(2,600,000)	$2,588,000
Fiscal Year Ended March 31, 2010:	2,371,000	2,868,000	(2,485,000)	2,754,000
Fiscal Year Ended March 31, 2009:	2,888,000	2,434,000	(2,951,000)	2,371,000

(3) Exhibits:

EXHIBITS

Exhibit No.	Title	Method of Filing
2.1†	Asset Purchase Agreement dated December 15, 2006 by and among the Company's subsidiary, CorVel Enterprise Comp, Inc., and Hazelrigg Risk Management Services, Inc., Comp Care, Inc., Medical Auditing Services, Inc., and Arlene Hazelrigg.	Incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on February 6, 2007.
2.2†	Stock Purchase Agreement dated May 31, 2007 by and among the Company's subsidiary, CorVel Enterprise Comp, Inc., The Schaffer Companies, Ltd., and Dawn Colwell, Christopher Schaffer, John Colwell and Kelly Ribeiro de Sa.	Incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 6, 2007.
3.1	Amended and Restated Certificate of Incorporation of the Company	Incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed on August 9, 2007.
3.2	Amended and Restated Bylaws of the Company	Incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed on August 14, 2006.
3.3	Certificate of Designation Increasing the Number of Shares of Series A Junior Participating Preferred Stock	Incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed on November 24, 2008.
4.1	Second Amended and Restated Preferred Shares Rights Agreement, dated as of November 17, 2008, by and between CorVel Corporation and Computershare Trust Company, N.A., including the original Certificate of Designation, the Certificate of Designation Increasing the Number of Shares, the form of Right Certificate (as amended) and the Summary of Rights (as amended) attached thereto as Exhibits A-1, A-2, A-3, B and C, respectively	Incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed on November 24, 2008.
10.1*	Nonqualified Stock Option Agreement between V. Gordon Clemons, the Company and North Star together with all amendments and addendums thereto	Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.2*	Supplementary Agreement between V. Gordon Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.3*	Amendment to Supplementary Agreement between Mr. Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1992 filed on June 29, 1992.
10.4*	Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option Plan)	Incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 filed on June 11, 2010.

Exhibit No.	Title	Method of Filing
10.5*	Forms of Notice of Grant of Stock Option, Stock Option Agreement and Notice of Exercise Under the Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option)	Incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed on November 9, 2006, Exhibits 10.7, 10.8 and 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 filed on June 29, 1994, Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 to the Company's Registration Statement on Form S-8 (File No. 333-94440) filed on July 10, 1995, and Exhibits 99.3 and 99.5 to the Company's Registration Statement on Form S-8 (File No. 333-58455) filed on July 2, 1998.
10.6*	Employment Agreement of V. Gordon Clemons	Incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.7*	Restated 1991 Employee Stock Purchase Plan, as amended	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K/A filed on August 12, 2010.
10.8	Fidelity Master Plan for Savings and Investment, and amendments	Incorporated herein by reference to Exhibits 10.16 and 10.16A to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.9	Second Amended and Restated Preferred Shares Rights Agreement, dated as of November 17, 2008, by and between CorVel Corporation and Computershare Trust Company, N.A., including the original Certificate of Designation, the Certificate of Designation Increasing the Number of Shares, the form of Rights Certificate (as amended) and the Summary of Rights (as amended) attached thereto as Exhibits A-1, A-2, A-3, B and C, respectively	Incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K filed on November 24, 2008.
10.10*	Employment Agreement effective May 26, 2006 by and between CorVel Corporation and Dan Starck	Incorporated herein by reference to Exhibit 10.1 in the Company's Form 8-K filed on May 30, 2006.
10.11*	Stock Option Agreement and Acceleration Addendum dated May 26, 2006 by and between CorVel Corporation and Dan Starck, providing for time vesting	Incorporated herein by reference to Exhibit 10.2 in the Company's Form 8-K filed on May 30, 2006.
10.12†*	Stock Option Agreement and Acceleration Addendum dated May 26, 2006 by and between CorVel Corporation and Dan Starck, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 30, 2006.
10.13†*	Stock Option Agreement dated May 26, 2006 by and between CorVel Corporation and Scott McCloud, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 2, 2006.
10.14*†	Stock Option Agreement dated May 26, 2006 by and between CorVel Corporation and Don McFarlane, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K/A filed on July 6, 2007.

Exhibit No.	Title	Method of Filing
10.15	Credit Agreement dated May 28, 2009 by and between CorVel Corporation and Wells Fargo Bank, National Association.	Incorporated herein by reference to Exhibit 10.16 to the Company's Current Report on Form 8-K filed on June 4, 2009.
10.16	Revolving Line of Credit Note dated May 28, 2009 by CorVel Corporation in favor of Wells Fargo Bank, National Association.	Incorporated herein by reference to Exhibit 10.17 to the Company's Current Report on Form 8-K filed on June 4, 2009.
10.17	Form of Partial Waiver of Automatic Option Grant executed by Directors	Incorporated herein by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 8, 2007.
10.18*†	Stock Option Agreement and Acceleration Addendum dated February 4, 2008 by and between CorVel Corporation and Dan Starck, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008.
10.19*†	Stock Option Agreement dated February 4, 2008 by and between CorVel Corporation and Scott McCloud, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008.
10.20*†	Stock Option Agreement dated February 4, 2008 by and between CorVel Corporation and Don McFarlane, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008.
10.21	Partial Waiver of Automatic Option Grant by Jean Macino dated February 8, 2008	Incorporated herein by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008 filed on June 16, 2008.
10.22*†	Stock Option Agreement dated February 24, 2009 by and between CorVel Corporation and Daniel J. Starck, providing for performance vesting	Incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed on March 2, 2009.
10.23*†	Stock Option Agreement dated February 24, 2009 by and between CorVel Corporation and Scott R. McCloud, providing for performance vesting	Incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed on March 2, 2009.
10.24*†	Stock Option Agreement dated February 24, 2009 by and between CorVel Corporation and Donald C. McFarlane, providing for performance vesting	Incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed on March 2, 2009.
10.25*†	Stock Option Agreement dated February 5, 2009 by and between CorVel Corporation and Diane J. Blaha, providing for performance vesting	Incorporated herein by reference to Exhibit 10.25 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2009 filed on June 12, 2009.
10.26*†	Stock Option Agreement dated February 24, 2009 by and between CorVel Corporation and Diane J. Blaha, providing for performance vesting	Refiled herewith.
10.27	Summary of Terms of Oral Agreement to Repurchase Shares of Common Stock held by V. Gordon Clemons.	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 filed on February 5, 2010.
10.28*†	Stock Option Agreement granted November 2, 2009 by and between CorVel Corporation and Daniel J. Starck, providing for performance vesting.	Refiled herewith.

Exhibit No.	Title	Method of Filing
10.29*†	Stock Option Agreement granted November 2, 2009 by and between CorVel Corporation and Scott R. McCloud, providing for performance vesting.	Refiled herewith.
10.30*†	Stock Option Agreement granted November 2, 2009 by and between CorVel Corporation and Donald C. McFarlane, providing for performance vesting	Refiled herewith.
10.31*†	Stock Option Agreement granted November 2, 2009 by and between CorVel Corporation and Diane J. Blaha, providing for performance vesting.	Refiled herewith.
10.32	First Amendment to Credit Agreement dated June 2, 2010 by and between CorVel Corporation and Wells Fargo Bank, National Association.	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 7, 2010.
10.33	Revolving Line of Credit Note dated June 2, 2010 by CorVel Corporation in favor of Wells Fargo Bank, National Association.	ncorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 7, 2010.
10.34	Settlement Agreement and General Release between Corvel Corporation and Kathleen Roche, D.C., individually and on behalf of others similarly situated, dated October 29, 2010.	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 8, 2010.
10.35	Summary of Terms of Oral Agreement to Repurchase Shares of Common Stock held by Corstar Holdings, Inc.	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed on November 8, 2010.
10.36	Stock Option Agreement dated December 6, 2010 between the company and Daniel J. Starck, providing performance vesting.	Incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010 filed on February 4, 2011.
10.37	Stock Option Agreement dated December 6, 2010 between the company and Scott R. McCloud, providing performance vesting.	Incorporated herein by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010 filed on February 4, 2011.
10.38	Stock Option Agreement dated December 6, 2010 between the company and Donald C. McFarlane, providing performance vesting.	Incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010 filed on February 4, 2011.
10.39	Stock Option Agreement dated December 6, 2010 between the company and Diane Blaha, providing performance vesting.	Incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2010 filed on February 4, 2011.
21.1	Subsidiaries of the Company	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, Haskell & White LLP	Filed herewith.
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

Exhibit No.	Title	Method of Filing
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

* — Denotes management contract or compensatory plan or arrangement.

† — Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. In accordance with Rule 24b-2, these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

(b) Exhibits

The exhibits filed as part of this report are listed under Item 15(a)-(3) of this Annual Report on Form 10-K.

(c) Financial Statement Schedule

The Financial Statement Schedules required by Regulation S-X and Item 8 of Form 10-K are listed under Item 15(a)(2) of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORVEL CORPORATION

By: /s/ DANIEL J. STARCK

Daniel J. Starck
President, Chief Executive Officer, and Chief Operating Officer

Date: June 10, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on June 10, 2011.

Signature	Title
/s/ V. GORDON CLEMONS V. Gordon Clemons	Chairman of the Board
/s/ DANIEL J. STARCK Daniel J. Starck	President, Chief Executive Officer, and Chief Operating Officer (Principal Executive Officer)
/s/ SCOTT R. MCCLOUD Scott R. McCloud	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ALAN HOOPS Alan Hoops	Director
/s/ STEVEN J. HAMERSLAG Steven J. Hamerslag	Director
/s/ JUDD JESSUP Judd Jessup	Director
/s/ JEAN MACINO Jean Macino	Director
/s/ JEFFREY J. MICHAEL Jeffrey J. Michael	Director

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for each of the fiscal years for the five fiscal years ended March 31, 2011, have been derived from the Company's audited consolidated financial statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following amounts are in thousands, except per share data.

	Fiscal Year Ended March 31,				
	2007	2008	2009	2010	2011
Statement of Income Data:					
Revenues	$ 274,581	$ 301,894	$ 310,076	$ 337,968	$ 380,668
Cost of revenues	208,746	223,829	236,334	252,429	284,098
Gross profit	65,835	78,065	73,742	85,539	96,570
General and administrative	35,383	39,720	42,133	42,056	59,167
Income before income taxes	30,452	38,345	31,609	43,483	37,403
Income tax provision	11,876	14,961	12,332	17,387	12,740
Net income	$ 18,576	$ 23,384	$ 19,277	$ 26,096	$ 24,663
Net income per share:					
Basic	$ 1.32	$ 1.69	$ 1.43	$ 2.09	$ 2.09
Diluted	$ 1.30	$ 1.67	$ 1.42	$ 2.06	$ 2.05
Shares used in computing net income per share:					
Basic	14,070	13,856	13,458	12,499	11,801
Diluted	14,268	14,036	13,620	12,672	12,029
Return on beginning of year equity	27.3%	29.5%	20.0%	27.1%	25.8%
Return on beginning of year assets	18.6%	20.6%	13.7%	19.0%	17.6%

	2007	2008	2009	2010	2011
Balance Sheet Data as of March 31,					
Cash and cash equivalents	$ 15,020	$ 17,911	$ 13,217	$ 10,242	$ 12,269
Accounts receivable, net	41,027	39,164	41,249	43,930	48,964
Working capital	35,018	29,445	28,096	27,196	27,389
Total assets	113,768	140,575	137,552	140,368	164,225
Retained earnings	157,731	178,458	197,735	223,831	248,494
Treasury stock	(154,091)	(162,302)	(185,762)	(218,323)	(248,931)
Total stockholders' equity	79,197	96,378	96,297	95,728	99,639

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "continue," "may," "will," and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance.

The Company disclaims any obligations to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; possible litigation and legal liability in the course of operations; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; shifts in customer demands; the ability of the Company to produce market-competitive software; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes, including but not limited to legislative and administrative law and rule implementation or change; dependence on key personnel; the continued availability of financing in the amounts and at the terms necessary to support the Company's future business; and the other risks identified under the heading "Risk Factors" appearing elsewhere in the report.

Overview

CorVel Corporation is an independent nationwide provider of medical cost containment and managed care services designed to address the escalating medical costs of workers' compensation and auto claims. The Company's services are provided to insurance companies, third-party administrators ("TPA's"), and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with healthcare claims.

Network Solutions Services

The Company's network solutions services are designed to reduce the price paid by its customers for medical services rendered in workers' compensation cases, auto policies and, to a lesser extent, group health policies. The network solutions offered by the Company include automated medical fee auditing, preferred provider services, retrospective utilization review, independent medical examinations, and inpatient bill review. Network solutions services also includes revenue from the Company's directed care network (CareIQ), including imaging and physical therapy.

Patient Management Services

In addition to its network solutions services, the Company offers a range of patient management services, which involve working on a one-on-one basis with injured employees and their various healthcare professionals, employers and insurance company adjusters. The services are designed to monitor the medical necessity and appropriateness of healthcare services provided to workers' compensation and other healthcare claimants and to expedite return to work. The Company offers these services on a stand-alone basis, or as an integrated component of its medical cost containment services. The Company expanded its patient management services to include the processing of claims for self-insured payors to property and casualty insurance with a combination acquisition in fiscal 2007 and 2008 and organic growth. The Company also made a small acquisition in fiscal 2009 and one in fiscal 2011.

Organizational Structure

The Company's management is structured geographically with regional vice-presidents who report to the President of the Company. Each of these regional vice-presidents is responsible for all services provided by the Company in his or her particular region and responsible for the operating results of the Company in multiple states. These regional vice presidents have area and district managers who are also responsible for all services provided by the Company in their given area and district.

Business Enterprise Segments

The Company operates in one reportable operating segment, managed care. The Company's services are delivered to its customers through its local offices in each region and financial information for the Company's operations follows this service delivery model. All regions provide the Company's patient management and network solutions services. ASC 280-10 establishes standards for the way that public business enterprises report information about operating segments in annual and interim consolidated financial statements. The Company's internal financial reporting is segmented geographically, as discussed above, and managed on a geographic rather than service line basis, with virtually all of the Company's operating revenue generated within the United States.

Under Accounting Standard Codification ("ASC") 280-10, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of ASC 280-10, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. The Company believes each of its regions meet these criteria as each provides similar services and products to similar customers using similar methods of productions and similar methods to distribute the services and products.

Because we believe we meet each of the criteria set forth above and each of our regions have similar economic characteristics, we aggregate our results of operations in one reportable operating segment, managed care.

Seasonality

While we are not directly impacted by seasonal shifts, we are affected by the change in working days in a given quarter. There are generally fewer working days for our employees to generate revenue in the third fiscal quarter as we experience vacations, inclement weather and holidays.

Summary of Fiscal 2011 Annual Results

The Company had revenues of $381 million for fiscal year ended March 31, 2011, an increase of $43 million, or 13%, compared to $338 million for fiscal year ended March 31, 2010. This increase was primarily due to an increase in revenues from claims administration customers of our patient management services, due to an increase in such customers and an increase in the services sold to existing claims administration customers. Additionally, to a lesser extent, the Company had an increase in network solutions revenues from an increase in bill review volume and pharmacy services.

During fiscal 2011, the Company continued to improve its accounts receivable collections processes and reduced its days sales outstanding from less than 46 days at March 31, 2010 to less than 45 days at March 31, 2011. The days sales outstanding at March 31, 2011 is amongst the lowest in the Company's history.

During fiscal 2011, the Company also continued to repurchase shares of its common stock under a plan originally approved by the Company's Board of Directors in 1996. In May 2010, the Company's Board of Directors increased the number of shares authorized to be repurchased over the life of the plan to 15,000,000 shares. During fiscal 2011, the Company spent $30.6 million to repurchase 715,975 shares of its common stock. Since commencing this program in the fall of 1996, the Company has repurchased 14,491,163 shares of its common stock through March 31, 2011, at a cost of $249 million. These repurchases were funded primarily from the Company's operating cash flows.

In December 2010, the Company's wholly owned subsidiary, CorVel Enterprise Comp, Inc., acquired 100% of the stock of Safety Risk Services, LLC ("SRS") for $1.3 million in cash. There are no contingent purchase obligations. SRS is a third-party administrator headquartered in the state of Mississippi. The acquisition is expected to allow the Company to expand its service capabilities as a third-party administrator and provide claims processing services along with patient management services and network solutions services to an increased customer base. The results of SRS have been included in the Company's results from the date of the acquisition through March 31, 2011. For the fiscal year ended March 31 2011, the results of the acquired business increased the Company's revenues by an immaterial amount, approximately 1/10 of 1%. The acquisition was also immaterial relative to the Company's net income, total assets, and shareholder's equity.

Results of Operations

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, auto insurance claims and health insurance benefits. Patient management services include utilization review, medical case management, vocational rehabilitation, and claims processing. Network solutions revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services and preferred provider referral services. The percentages of total revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2009, 2010, and 2011 are listed below.

	2009	2010	2011
Patient management services	43.2%	44.7%	47.0%
Network solutions services	56.8%	55.3%	53.0%
	100.0%	100.0%	100.0%

As noted in the table above, from fiscal 2010 to fiscal 2011 the mix of the Company's revenues moved 2.3 percentage points from network solutions to patient management. This mix shift is primarily due to the Company's increased focus in the sale of TPA services which are included with patient management services.

The following table shows the income statements for the past three fiscal years and the dollar changes as well as the percentage changes for each fiscal year in thousands, except for per share information.

	Fiscal 2009	Fiscal 2010	Fiscal 2011	Amount Change from Fiscal 2009 to 2010	Amount Change from Fiscal 2010 to 2011	Percent Change from Fiscal 2009 to 2010	Percent Change from Fiscal 2010 to 2011
Revenues	$310,076	$337,968	$380,668	$27,892	$42,700	9.0%	12.6%
Cost of revenues	236,334	252,429	284,098	16,095	31,669	6.8	12.5
Gross profit	73,742	85,539	96,570	11,797	11,031	16.0	12.9
General and administrative	42,133	42,056	59,167	(77)	17,111	(0.2)	40.7
Income before income taxes	31,609	43,483	37,403	11,874	(6,080)	37.6	(14.0)
Income tax provision	12,332	17,387	12,740	5,055	(4,647)	41.0	(26.7)
Net income	$ 19,277	$ 26,096	$ 24,663	$ 6,819	$(1,433)	35.4%	(5.5)%
Net income per share:							
Basic	$ 1.43	$ 2.09	$ 2.09	$ 0.66	$ —	46.2%	0.0%
Diluted	$ 1.42	$ 2.06	$ 2.05	$ 0.64	$ (0.01)	45.1%	(0.5)%
Shares used in net income per share:							
Basic	13,458	12,499	11,801	(959)	(698)	(7.1)%	(5.6)%
Diluted	13,620	12,672	12,029	(948)	(643)	(7.0)%	(5.1)%

As previously identified in the section titled "Risk Factors" in this report, the Company's ability to maintain or grow revenues is subject to several risks including, but not limited to, changes in government regulations, exposure to litigation and the ability to add or retain customers. Any of these, or a combination of all of them, could have a material and adverse effect on the Company's results of operations going forward.

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in the Company's consolidated statements of income. The Company's past operating results are not necessarily indicative of future operating results. The percentages for the three fiscal years ended March 31, 2009, 2010 and 2011 are as follows:

	2009	2010	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	76.2%	74.7%	74.6%
Gross profit	23.8%	25.3%	25.4%
General and administrative	13.6%	12.4%	15.5%
Income before income taxes	10.2%	12.9%	9.9%
Income tax provision	4.0%	5.1%	3.3%
Net Income	6.2%	7.8%	6.6%

Revenue

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, auto insurance claims and health insurance benefits. Patient management services include claims administration, utilization review, medical case management and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services, directed care services and preferred provider referral services.

Change in Revenue

Fiscal 2011 Compared to Fiscal 2010

Revenues increased by 13%, to $381 million in fiscal 2011, from $338 million in fiscal 2010, an increase of $43 million. The increase was primarily due to an increase in revenues from claims administration customers of our patient management services, due both to an increase in such customers and an increase in the services sold to the existing claims administration customers. Additionally, to a lesser extent, the Company had an increase in network solutions revenues from an increase in bill review volume and pharmacy services. Patient management revenues increased by $28 million, or 18%, from $151 million to $179 million. Network solutions services increased by $15 million, or 8%, from $187 million to $202 million.

Fiscal 2010 Compared to Fiscal 2009

Revenues increased by 9% to $338 million in fiscal 2010, from $310 million in fiscal 2009, an increase of $28 million. The increase was primarily due to an increase in revenue from the Company's claims administration services, including related case management and bill review services and direct care services. Patient management revenues, which include TPA services, increased by $18 million, or 13.8%, to $151 million in fiscal 2010 due to the Company's increased focus in the sale of these services. The Company's network solutions services revenue, which include CareIQ directed care services, increased by $10 million, or 5.4%, to $187 million in fiscal 2010.

Cost of Revenue

The Company's cost of revenues consist of direct expenses, costs directly attributable to the generation of revenue, and field indirect costs which are incurred in the field to support the operations in the field offices which generate the revenue. Direct costs are primarily case manager salaries, bill review analysts, related payroll taxes and fringe benefits, and costs for Independent Medical Examinations (IME), prescription drugs, and MRI providers.

Most of the Company's revenues are generated in offices which provide both patient management services and network solutions services. The largest of the field indirect costs are manager salaries and bonus, account executive base pay and commissions, administrative and clerical support, field systems personnel, PPO network developers, related payroll taxes, fringe benefits, office rent, and telephone expense. During fiscal 2011, approximately 31% of the costs incurred in the field are field indirect costs which support both the patient management services and network solutions operations of the Company's field operations.

Change in Cost of Revenue

Fiscal 2011 Compared to Fiscal 2010

The Company's cost of revenues increased from $252 million in fiscal 2010 to $284 million in fiscal 2011, an increase of 12.5% or $32 million. The increase in cost of revenues is primarily due to the 13% increase in revenues noted above. During the past three fiscal years, the Company's gross margin has been relatively consistent at 24%, 25%, and 25% for fiscal years ended March 31, 2009, 2010 and 2011, respectively.

Fiscal 2010 Compared to Fiscal 2009

The Company's cost of revenues increased from $236 million in fiscal 2009 to $252 million in fiscal 2010, an increase of 6.8%, or $16 million. The increase in cost of revenues was due to the costs associated with the increase in demand for the Company's TPA services, and to a lesser extent, the CareIQ services. These services operate at a lower margin than the Company's other services. Despite this mix shift in revenues, the Company's operating productivity improved. As a result, the cost of revenues as a percentage of revenues decreased from 76% in fiscal 2010 to 75% in fiscal 2011. The potential increase in costs to attract and retain qualified employees may cause a significant increase in cost of revenues in the future.

General and Administrative Expense

During fiscals years 2009, 2010 and 2011, approximately 61%, 61%, and 54%, respectively, of general and administrative costs (exclusive of the $9.0 million Louisiana legal settlement accrual noted below) consisted of corporate systems costs, which include the corporate systems support, implementation and training, rules engine development, national information technology (IT) strategy and planning, depreciation of the hardware costs in the Company's corporate offices and backup data center, the Company's national wide area network, and other systems related costs. The Company includes all IT related costs managed by the corporate office in general and administrative whereas the field IT related costs are included in the cost of revenues. The remaining general and administrative costs consist of national marketing, national sales support, corporate legal, corporate insurance, human resources, accounting, product management, new business development, and other general corporate expenses.

Change in General and Administrative Expense

Fiscal 2011 Compared to Fiscal 2010

General and administrative costs increased 41% from $42 million in fiscal 2010 to $59 million in fiscal 2011. General and administrative expense increased as a percentage of revenue by 3.1% from 12.4% of revenue in fiscal 2010 to 15.5% of revenue in fiscal 2011 primarily due to the accrual of the $9 million legal settlement of litigation in Louisiana as noted below. Exclusive of this accrual, general and administrative costs would have been 12.4% and 13.2% of revenue in both fiscal 2010 and fiscal 2011, respectively, as the increase in general and administrative costs was commensurate with the growth in revenue. Exclusive of the Louisiana settlement accrual, general and administrative costs increased from $42 million in fiscal 2010 to $50 million in fiscal 2011. Part of the increase was also due to the settlement of the Roche litigation noted below. The Company's systems expenses increased $0.9 million, from $24.4 million in fiscal 2010 to $25.3 million in fiscal 2011. Given the importance the Company places on its proprietary software and IT infrastructure, these costs will always be a significant portion of the Company's general and administrative costs.

The costs associated with the development and maintenance of software products and the implementation and incorporation of new technologies to remain competitive could have a material adverse effect on the Company's results of operations in the future. Likewise, the Company's exposure to litigation and increasing costs of insurance could have a material adverse effect on the Company's results of operations as well.

Fiscal 2010 Compared to Fiscal 2009

General and administrative expense was $42 million in both fiscal 2009 and fiscal 2010. General and administrative expense decreased as a percentage of revenue by 1.2% from 13.6% of revenue in fiscal 2009 to 12.4% of revenue in fiscal 2010 as these costs remained unchanged as revenues increased. The Company's systems expenses decreased $1 million, or 2.2%, from fiscal 2009 to fiscal 2010 offset by an increase in non-systems related general and administrative costs. Given the importance the Company places on its proprietary software and IT infrastructure, these costs may increase in the future.

The costs associated with the development and maintenance of software products and the implementation and incorporation of new technologies to remain competitive could have a significant adverse effect on the Company's results of operations in the future. Likewise, the Company's exposure to litigation and increasing costs of insurance could have a significant adverse effect on the Company's results of operations as well.

Income Tax Provision

Fiscal 2011 Compared to Fiscal 2010

The Company's income tax expense for fiscal years 2010 and 2011 was $17 million and $13 million, respectively. The Company's income tax expense in fiscal 2011 decreased primarily due to the decrease in pre-tax income from $43 million in fiscal 2010 to $37 million in fiscal 2011. The effective income tax rates for fiscal years 2010 and 2011 were 40% and 35% respectively. The decrease in the effective income tax rate was primarily due to the recognition of a net benefit of $1,601,000 due to the reduction in the FIN 48 liability originally recorded based upon review of the FIN 48 liability. These rates differed from the statutory federal tax rate of 35% primarily due to state income taxes and certain non-deductible expenses

Fiscal 2010 Compared to Fiscal 2009

The Company's income tax expense for fiscal years 2009 and 2010, was $12 million and $17 million, respectively. The Company's income tax expense in fiscal 2010 increased due to the increase in pre-tax income from $32 million in fiscal 2009 to $43 million in fiscal 2010. The effective income tax rates for fiscal years 2009 and 2010 were 39% and 40%, respectively. These rates differed from the statutory federal tax rate of 35% primarily due to state income taxes and certain non-deductible expenses.

Net Income

Fiscal 2011 Compared to Fiscal 2010

The Company's net income for fiscal years 2010 and 2011 was $26 million and $25 million, respectively. The Company's net income in fiscal 2011 decreased due to the $9 million accrued for the expected legal settlement of the Louisiana litigation and Roche litigation noted below offset by the increase in profits due to the increase in revenues. Revenues increased $43 million while field costs increased only $35 million. Gross margins were 25% in fiscal 2010 and 25% in fiscal 2011 as cost of revenues approximated the increase in revenues.

Fiscal 2010 Compared to Fiscal 2009

The Company's net income for fiscal years 2009 and 2010 was $19 million and $26 million, respectively. The Company's net income in fiscal 2010 increased due to the increase in the Company's revenues and increase in gross margin percentage. Revenues increased $28 million from fiscal 2009 to fiscal 2010. Gross margins increased from 24% in fiscal 2009 to 25% in fiscal 2010.

Earnings per Share

Fiscal 2011 Compared to Fiscal 2010

The Company's diluted earnings per share for fiscal years 2010 and 2011 were $2.06 and $2.05, respectively. The Company's earnings per share in fiscal 2011 decreased due to the accrued for the expected legal settlement of the Louisiana litigation noted below. The cost was partially offset by an increase in operating income, excluding the legal accrual, and due to a reduction in shares outstanding from the Company's share repurchase program.

Fiscal 2010 Compared to Fiscal 2009

The Company's diluted earnings per share for fiscal years 2009 and 2010 were $1.42 and $2.06, respectively. The Company's earnings per share in fiscal 2010 increased due to the increase in net income as noted above, offset by the decrease in diluted shares from 13.6 million to 12.7 million due to repurchases under the Company's share repurchase program.

Liquidity and Capital Resources

The Company has historically funded its operations and capital expenditures primarily from cash flow from operations, and to a lesser extent, stock option exercises. The Company's net accounts receivables have averaged below 46 days of average sales for the past two fiscal years. Property, net of accumulated depreciation, has historically averaged approximately 10% or less of annual revenue. These historical ratios of investments in assets used in the business has allowed the Company to generate sufficient cash flow to repurchase $249 million of its common stock during the past fifteen fiscal years, without incurring debt, on inception to date net earnings of $248 million. Working capital remained unchanged from $27 million to $27 million from March 31, 2010 to March 31, 2011.

The Company believes that cash from operations and funds from exercises of stock options granted to employees are adequate to fund existing obligations, repurchase shares of the Company's common stock under its current share repurchase program, introduce new services, and continue to develop healthcare related businesses for at least the next twelve months. The Company regularly evaluates cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. The Company may elect to raise additional funds for these purposes, through debt or equity financings or otherwise, as appropriate. Additional equity or debt financing may not be available when needed, on terms favorable to us or at all.

As of March 31, 2011, the Company had $12 million in cash and cash equivalents, invested primarily in short-term, interest-bearing highly liquid investment-grade securities with maturities of 90 days or less.

In June 2010, the Company renewed a credit agreement that was in place throughout fiscal 2011. The line is with a financial institution to provide a revolving credit facility with borrowing capacity of up to $10 million. Borrowings under this agreement bear interest, at the Company's option, at a fixed LIBOR-based rate plus 1.50% or at a fluctuating rate determined by the financial institution to be 1.50% above the daily one-month LIBOR rate. The loan covenants require the Company to maintain the current assets to liabilities ratio of at least 1.25:1, debt to tangible net worth not greater than 1.25:1 and have positive net income. There were no outstanding revolving loans at any time during fiscal 2011, but letters of credit in the aggregate amount of $8.0 million have been issued under a letter of credit sub-limit that does not reduce the amount of borrowings available under the revolving credit facility. The credit agreement expires in September 2011.

The Company has historically required substantial capital to fund the growth of its operations, particularly working capital to fund growth in accounts receivable and capital expenditures. The Company believes, however, that the cash balance at March 31, 2011 along with anticipated internally generated funds, and the credit facility would be sufficient to meet the Company's expected cash requirements for at least the next twelve months.

Operating Cash Flows

Fiscal 2011 Compared to Fiscal 2010

Net cash provided by operating activities increased from $38 million in fiscal 2010 to $45 million in fiscal 2011. The increase in cash provided by operations was primarily due to an increase in accrued liabilities by $7 million for fiscal year 2010 to $15 million for fiscal year 2011 primarily due to the accrual for the expected legal settlement of the Louisiana litigation noted above. Excluding the accrual of cost for this item, income in fiscal 2011 would have been greater than fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

Net cash provided by operating activities increased from $30 million in fiscal 2009 to $38 million in fiscal 2010. The increase in cash provided by operations was primarily due to a increase in net income from $19 million for fiscal year 2009 to $26 million for fiscal year 2010.

Investing Activities

Fiscal 2011 Compared to Fiscal 2010

Net cash flow used in investing activities increased from $12 million in fiscal 2010 to $20 million in fiscal 2011. This increase in investing activity was primarily due to an increase in property additions from $12 million in fiscal 2010 to $18 million in fiscal 2011, primarily due to an increase in software development efforts. The Company expects future expenditures for property and equipment to increase if revenues increase.

Fiscal 2010 Compared to Fiscal 2009

Net cash flow used in investing activities decreased from $14 million in fiscal 2009 to $12 million in fiscal 2010. This decrease in investing activity was primarily due to a decrease in acquisitions from $3 million to $1 million. Furthermore, investing activity in capital additions increased from $10 million to $12 million.

Financing Activities

Fiscal 2011 Compared to Fiscal 2010

Net cash flow used in financing activities decreased from $29 million in fiscal 2010 to $23 million in fiscal 2011. The decrease in cash flow used in financing activities was due to a decrease in the purchase of common stock under the Company's share repurchase program. During fiscal 2010, the Company spent $33 million to repurchase 1,092,445 shares of its common stock (at an average price of $29.80 per share). During fiscal 2011, the Company spent $31 million to repurchase 715,975 shares of its common stock (at an average price of $42.75 per share). Additionally, in fiscal year 2010, the Company realized $3 million in cash from the exercise of stock options and the related income tax benefits. In fiscal 2011, the Company realized $7 million from the exercised of stock options and the related income tax benefits.

If the Company continues to generate cash flow from operating activities, the Company may continue to repurchase shares of its common stock on the open market, if authorized by the Company's Board of Directors, or seek to identify other businesses to acquire. In May 2010, the Board of Directors increased the number of shares authorized to be repurchased over the life of the stock repurchase program by an additional 1,000,000 shares to 15,000,000 shares. The Company has historically used cash provided by operating activities and from the exercise of stock options to repurchase stock. The Company expects that it may use some of the cash on the balance sheet at March 31, 2011 to repurchase additional shares of its common stock in the future.

Fiscal 2010 Compared to Fiscal 2009

Net cash flow used in financing activities increased from $21 million in fiscal 2009 to $29 million in fiscal 2010. The increase in cash flow used in financing activities was due to an increase in the purchase of common stock under the Company's stock repurchase program. During fiscal 2009, the Company spent $23 million to repurchase

995,129 shares of its common stock (at an average price of $23.57 per share). During fiscal 2010, the Company spent $33 million to repurchase 1,092,445 shares of its common stock (at an average price of $29.80 per share).

Contractual Obligations

The following table set forth our contractual obligations at March 31, 2011, which are primarily future minimum lease payments due under non-cancelable operating leases:

		For the Fiscal Years Ended March 31:			
	Total	2012	2013 - 2014	2015 - 2016	After 2016
Operating leases	$47,408,000	$13,512,000	$18,705,000	$11,673,000	$3,518,000
Uncertain tax positions	1,608,000	1,608,000	—	—	—
Software license	1,700,000	850,000	850,000	—	—
Total	$50,716,000	$15,970,000	$19,555,000	$11,673,000	$3,518,000

Litigation. On March 25, 2011, George Raymond Williams, MD. ("Williams"), as plaintiff, individually and on behalf of those similarly situated, filed a First Amended and Restated Petition for Damages and Class Certification in the 27th Judicial District Court, Parish of St. Landry, Louisiana, against CorVel Corporation ("CorVel") and its insurance carriers, Homeland Insurance Company of New York and Executive Risk Specialty Insurance Company and several other unrelated parties. Williams alleges that CorVel violated Louisiana's Any Willing Provider Act (the "AWPA"), which requires a payor accessing a preferred provider contract to give 30 days' advance written notice or point of service notice in the form of a benefit card before the payor accesses the discounted rates in the contract to pay the provider for services rendered to an insured under that payor's health benefit plan.

On March 31, 2011, CorVel entered into a Memorandum of Understanding with attorneys representing the plaintiffs and the class setting forth the terms of settlement of this class action lawsuit. The Memorandum of Understanding provides that subject to the execution of a mutually acceptable settlement agreement and final non-appealable approval of such settlement by the Louisiana state court, CorVel will pay $9 million to resolve claims for which CorVel recorded a $9 million pre-tax charge to earnings during the March 2011 quarter. In addition, CorVel will assign to the class certain rights it has to the proceeds of CorVel's insurance policies relating to the claims asserted by the class. The class action arbitration filed with the American Arbitration Association against CorVel in December 2006 by Southwest Louisiana Hospital Association dba Lake Charles Memorial Hospital as previously disclosed by CorVel is encompassed within the settlement terms of the Memorandum of Understanding. Pursuant to the Memorandum of Understanding, the parties have also agreed to request that the appropriate courts stay all related proceedings in State and Federal Court, as well as the Louisiana Office of Workers Compensation and the arbitration proceeding before the American Arbitration Association in which the parties are named, until the settlement agreement is prepared, executed and receives final court approval. The settlement does not constitute an admission of liability.

In exchange for the settlement payment by CorVel, class members will release CorVel and all of its affiliates and clients for any claims relating in any way to re-pricing, payment for, or reimbursement of a workers' compensation bill, including but not limited to claims under the AWPA. Plaintiffs have also agreed to a notice procedure that CorVel may follow in the future to comply with the AWPA. As noted, the Memorandum of Understanding is contingent upon the execution of a mutually acceptable definitive settlement agreement. Under Louisiana law, once the parties have executed such a settlement agreement, they must apply to the court for approval of the settlement following a court-supervised process of notice to the class and an opportunity for the class to be heard about the fairness of the settlement or to be excluded from the settlement. CorVel expects to be able to arrive at such a definitive settlement agreement in the next 30 days[elsewhere you say "by the end of June 2011"] [How certain are you?], but there can be no assurance that the parties will be able to reach a definitive settlement agreement within that timeframe or at all, that the court will approve the settlement or that a large number of class members will not opt out of the settlement. If a definitive settlement agreement is not reached or is not approved by the court, all related proceedings in State and Federal Court, as well as the Louisiana Office of Workers

Compensation and the arbitration proceeding before the American Arbitration Association that have been stayed pending settlement will resume.

In February 2005, Kathleen Roche, D.C., as plaintiff, filed a putative class action in Circuit Court for the 20th Judicial District, St. Clair County, Illinois, against the Company. The case sought unspecified damages based on the Company's alleged failure to direct patients to medical providers who were members of the CorVel CorCare PPO network and also alleged that the Company used biased and arbitrary computer software to review medical providers' bills. On October 29, 2010, the Company entered into a settlement agreement providing for the payment of $2.1 million to class members and up to an additional $700,000 for attorneys' fees and expenses, and as a result the Company accrued $2.8 million of estimated liability for this settlement agreement during the quarter ended September 30, 2010. None of these amounts have been paid tp the claimants through March 31, 2011. The Company denies that its conduct was improper in any way and has denied all liability. In exchange for the settlement payment by the Company, class members consisting of Illinois medical providers (excluding hospitals) have released the Company and all of its affiliates for claims relating to any PPO or usual and customary reductions recommended by the Company on class members' medical bills. On January 21, 2011, the Circuit Court gave final approval to the settlement and awarded class counsel $700,000 in attorneys' fees and expenses and a $5,000 incentive award to Kathleen Roche, the class representative.

The Company is involved in other litigation arising in the normal course of business. Management believes that resolution of these other matters will not result in any payment that, in the aggregate, would be material to the financial position or results of the operations of the Company.

Inflation. The Company experiences pricing pressures in the form of competitive prices. The Company is also impacted by rising costs for certain inflation-sensitive operating expenses such as labor and employee benefits, and facility leases. However, the Company generally does not believe these impacts are material to its revenues or net income.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements as defined by the Securities and Exchange Commission. However, from time to time the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. The contracts primarily relate to: (i) certain contracts to perform services, under which the Company may provide customary indemnification to the purchases of such services; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises; and (iii) certain agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the Company.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the Company's balance sheets for any of the periods presented.

Critical Accounting Policies

The SEC defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following is not intended to be a comprehensive list of our accounting policies. Our significant accounting policies are more fully described in Note A to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result.

We have identified the following accounting policies as critical to us: 1) revenue recognition, 2) cost of revenues, 3) allowance for uncollectible accounts, 4) goodwill and long-lived assets, 5) accrual for self-insured costs, 6) accounting for income taxes, and 7) share-based compensation.

Revenue Recognition: The Company recognizes revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. For the Company's services, as the Company's professional staff performs work, they are contractually permitted to bill for fees earned in fraction of an hour increments worked or by units of production. The Company recognizes revenue as the time is worked or as units of production are completed, which is when the revenue is earned and realized. Labor costs are recognized as the costs are incurred. The Company derives the majority of its revenue from the sale of Network Solutions and Patient Management services. Network Solutions and Patient Management services may be sold individually or combined with any of the services the Company provides. When a sale combines multiple elements, the Company accounts for multiple element arrangements in accordance with the guidance included in Accounting Standard Codification ("ASC") 605-25.

In accordance with ASC 605-25, the Company allocates revenue for transactions or collaborations that include multiple elements to each unit of accounting based on its relative fair value, and recognizes revenue for each unit of accounting when the revenue recognition criteria have been met. The price charged when the element is sold separately generally determines fair value. When our customers purchase several products from CorVel, the pricing of the products sold is generally the same as if the product were sold on an individual basis. As a result, the fair value of each product sold in a multiple element arrangement is almost always determinable. In the absence of fair value of a delivered element, the Company would allocate revenue first to the fair value of the undelivered elements and the residual revenue to the delivered elements. The Company recognizes revenue for delivered elements when the delivered elements have standalone value and the Company has objective and reliable evidence of fair value for each undelivered element. If the fair value of any undelivered element included in a multiple element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. Based upon the nature of our products, bundled products are generally delivered in the same accounting period.

Cost of revenues: Cost of services consists primarily of the compensation and fringe benefits of field personnel, including managers, medical bill analysts, field case managers, telephonic case managers, systems support, administrative support and account managers and account executives and related facility costs including rent, telephone and office supplies. Historically, the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services. Locally managed and incurred IT costs are charged to cost of revenues whereas the costs incurred and managed at the corporate offices are charged to general and administrative expense.

Allowance for Uncollectible Accounts: The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customers' current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible.

The Company must make significant management judgments and estimates in determining contractual and bad debt allowances in any accounting period. One significant uncertainty inherent in the Company's analysis is whether its past experience will be indicative of future periods. Although the Company considers future projections when estimating contractual and bad debt allowances, the Company ultimately makes its decisions based on the best information available to it at that time. Adverse changes in general economic conditions or trends in reimbursement amounts for the Company's services could affect the Company's contractual and bad debt allowance estimates, collection of accounts receivable, cash flows, and results of operations. No one customer accounted for 10% or more of accounts receivable at March 31, 2010, and 2011.

Goodwill and Long-Lived Assets: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to ASC 350-10 through ASC 350-30, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate the potential for impairment. Also, management tests for impairment of its amortizable intangible assets and long-lived assets annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's impairment is conducted at a company-wide level. The measurement of fair value is based on an evaluation of market capitalization and is further tested using a multiple of earnings approach. In projecting the Company's cash flows, management considers industry growth rates and trends and cost structure changes. Based on the Company's tests and reviews, no impairment of its goodwill, intangible assets or other long-lived assets existed at March 31, 2011. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets. Should an asset be deemed impaired, an impairment loss would be recognized to the extent the carrying value of the asset exceeded its estimated fair market value.

Accrual for Self-insurance Costs: The Company self-insures for the group medical costs and workers' compensation costs of its employees. The Company purchases stop loss insurance for large claims. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents.

Accounting for Income Taxes: The Company provides for income taxes in accordance with provisions specified in ASC 740, "Accounting for Income Taxes". Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the Company's current and past performance, the market environment in which the Company operates, tax-planning strategies and the length of carry-forward periods for loss carry-forwards, if any. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Further, the Company provides for income tax issues not yet resolved with federal, state and local tax authorities.

Share-Based Compensation: The Company accounts for share based compensation in accordance with the provisions of ASC Topic 718 "Compensation — Stock Compensation". Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). For the fiscal year ended March 31, 2011, the Company recorded share-based compensation expense of $2,544,000. Share-based compensation expense recognized in fiscal 2011 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's term, and the Company's expected annual dividend yield. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted in fiscal 2011. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The key input assumptions that were utilized in the valuation of the stock options granted during the fiscal year ended March 31, 2011 are summarized in the table below.

Weighted average option life (1)	4.7 to 4.8 years
Expected volatility (2)	46%
Risk free interest rate (3)	1.5% to 2.2%
Dividend yield	0%

(1) The expected option term is based on historical exercise and post-vesting termination patterns.

(2) Expected volatility represents a combination of historical stock price volatility and estimated future volatility.

(3) The risk-free interest rate is based on the implied yield on five year United States Treasury Bill on the date of grant.

Recently Issued Accounting Standards

There have been no new accounting pronouncements which had a material impact on our consolidated financial statements and management does not believe there are any pending pronouncements that will materially impact our financial position or results of operations. Management is continuously monitoring all proposed accounting standards updates to determine the impact, if any, they will have on the Company's future financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CorVel Corporation

We have audited the accompanying consolidated balance sheets of CorVel Corporation (the "Company") as of March 31, 2010 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years ended March 31, 2009, 2010 and 2011. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule for each of the years ended March 31, 2009, 2010, and 2011. We also have audited CorVel Corporation's internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the years ended March 31, 2009, 2010, and 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule for each of the years ended March 31, 2009, 2010, and 2011, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ HASKELL & WHITE LLP

Irvine, California
June 10, 2011

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended March 31,		
	2009	2010	2011
Revenues	$310,076,000	$337,968,000	$380,668,000
Cost of revenues	236,334,000	252,429,000	284,098,000
Gross profit	73,742,000	85,539,000	96,570,000
General and administrative	42,133,000	42,056,000	59,167,000
Income before income taxes	31,609,000	43,483,000	37,403,000
Income tax provision	12,332,000	17,387,000	12,740,000
Net income	$ 19,277,000	$ 26,096,000	$ 24,663,000
Net income per share:			
Basic	$ 1.43	$ 2.09	$ 2.09
Diluted	$ 1.42	$ 2.06	$ 2.05
Weighted average shares outstanding:			
Basic	13,458,000	12,499,000	11,801,000
Diluted	13,620,000	12,672,000	12,029,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2010	2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 10,242,000	$ 12,269,000
Customer deposits	1,691,000	5,279,000
Accounts receivable (less allowance for doubtful accounts of $2,754,000 at March 31, 2010 and $2,588,000 at March 31, 2011)	43,930,000	48,964,000
Prepaid expenses and taxes	6,419,000	6,417,000
Deferred income taxes	4,864,000	9,298,000
Total current assets	67,146,000	82,227,000
Property and equipment, net	30,026,000	38,500,000
Goodwill	35,988,000	36,769,000
Other intangible assets, net	6,909,000	6,729,000
Non-current deferred income taxes and other assets	299,000	—
	$ 140,368,000	$ 164,225,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts and taxes payable	$ 14,495,000	$ 14,590,000
Accrued liabilities	25,455,000	40,248,000
Total current liabilities	39,950,000	54,838,000
Deferred income taxes	4,690,000	9,748,000
Total liabilities	44,640,000	64,586,000
Commitments and contingencies (Notes F, H, I, J and K)		
Stockholders' Equity		
Common stock, $.0001 par value: 60,000,000 shares authorized at March 31, 2010 and 2011; 25,801,690 shares issued (12,026,502 shares outstanding, net of Treasury shares) and 11,630,921 shares issued (26,122,084 shares outstanding, net of Treasury shares) at March 31, 2010 and March 31, 2011, respectively	3,000	3,000
Paid-in-capital	90,217,000	100,073,000
Treasury Stock, at cost (13,775,188 shares at March 31, 2010 and 14,491,163 shares at March 31, 2011)	(218,323,000)	(248,931,000)
Retained earnings	223,831,000	248,494,000
Total stockholders' equity	95,728,000	99,639,000
	$ 140,368,000	$ 164,225,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Fiscal Years Ended March 31, 2009, 2010, and 2011

	Common Shares	Stock Amount	Paid-in-Capital	Treasury Shares	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balance — March 31, 2008	25,480,315	$3,000	$ 80,219,000	(11,687,614)	$(162,302,000)	$178,458,000	$ 96,378,000
Stock issued under employee stock purchase plan	16,390	—	374,000	—	—	—	374,000
Stock issued under stock option plan, net of shares repurchased	103,317	—	1,766,000	—	—	—	1,766,000
Stock-based compensation expense	—	—	1,332,000	—	—	—	1,332,000
Income tax benefits from stock option exercises	—	—	630,000	—	—	—	630,000
Purchase of treasury stock	—	—	—	(995,129)	(23,460,000)	—	(23,460,000)
Net income	—	—	—	—	—	19,277,000	19,277,000
Balance — March 31, 2009	25,600,022	3,000	84,321,000	(12,682,743)	(185,762,000)	197,735,000	96,297,000
Stock issued under employee stock purchase plan	11,064	—	333,000	—	—	—	333,000
Stock issued under stock option plan, net of shares repurchased	190,604	—	2,732,000	—	—	—	2,732,000
Stock-based compensation expense	—	—	2,102,000	—	—	—	2,102,000
Income tax benefits from stock option exercises	—	—	729,000	—	—	—	729,000
Purchase of treasury stock	—	—	—	(1,092,445)	(32,561,000)	—	(32,561,000)
Net income	—	—	—	—	—	26,096,000	26,096,000
Balance — March 31, 2010	25,801,690	3,000	90,217,000	(13,775,188)	(218,323,000)	223,831,000	95,728,000
Stock issued under employee stock purchase plan	7,073	—	317,000	—	—	—	317,000
Stock issued under stock option plan, net of shares repurchased	313,321	—	4,728,000	—	—	—	4,728,000
Stock-based compensation expense	—	—	2,544,000	—	—	—	2,544,000
Income tax benefits from stock option exercises	—	—	2,267,000	—	—	—	2,267,000
Purchase of treasury stock	—	—	—	(715,975)	(30,608,000)	—	(30,608,000)
Net income	—	—	—	—	—	24,663,000	24,663,000
Balance — March 31, 2011	26,122,084	$3,000	$100,073,000	(14,491,163)	$(248,931,000)	$248,494,000	$ 99,639,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended March 31,		
	2009	2010	2011
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 19,277,000	$ 26,096,000	$ 24,663,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,778,000	11,988,000	12,249,000
Loss on write down or disposal of property or capitalized software	107,000	53,000	153,000
Stock-based compensation expense	1,332,000	2,102,000	2,544,000
Provision for doubtful accounts	2,434,000	2,868,000	2,437,000
Provision for deferred income taxes	2,000	308,000	624,000
Changes in operating assets and liabilities:			
Accounts receivable	(4,388,000)	(5,549,000)	(7,419,000)
Customer deposits	(1,464,000)	(227,000)	(3,588,000)
Prepaid expenses and taxes	401,000	(1,578,000)	4,000
Other assets	236,000	(245,000)	298,000
Accounts and taxes payable	(1,939,000)	(4,058,000)	85,000
Accrued liabilities	2,067,000	6,302,000	13,012,000
Net cash provided by operating activities	29,843,000	38,060,000	45,062,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of business, net of cash acquired	(3,365,000)	(600,000)	(1,235,000)
Purchases of property and equipment	(10,482,000)	(11,668,000)	(18,504,000)
Net cash used in investing activities	(13,847,000)	(12,268,000)	(19,739,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Exercise of employee stock purchase options	374,000	333,000	317,000
Exercise of common stock options	1,766,000	2,732,000	4,728,000
Tax benefits from stock options	630,000	729,000	2,267,000
Purchase of treasury stock	(23,460,000)	(32,561,000)	(30,608,000)
Net cash used in financing activities	(20,690,000)	(28,767,000)	(23,296,000)
Net increase (decrease) in cash and cash equivalents	(4,694,000)	(2,975,000)	2,027,000
Cash and cash equivalents at beginning of year	17,911,000	13,217,000	10,242,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,217,000	$ 10,242,000	$ 12,269,000
Supplemental cash flow information			
Income taxes paid	$ 11,456,000	$ 17,275,000	$ 13,740,000
Accrual of software license purchase	$ —	$ —	$ 1,700,000
Acquisition earnout	$ —	$ 500,000	$ —
Accrual of legal settlements	$ —	$ —	$ 11,100,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009, 2010 and 2011

Note A — Summary of Significant Accounting Policies

Organization: CorVel Corporation (CorVel or the Company), incorporated in Delaware in 1987, provides services and programs nationwide that are designed to enable insurance carriers, third party administrators and employers with self-insured programs to administer, manage and control the cost of workers' compensation and other healthcare benefits. The Company provides case management, claims administration, and medical bill review services to these payors.

The Company evaluated all subsequent events or transactions. During the period subsequent to March 31, 2011, the Company repurchased 43,097 shares for $2.1 million or an average of $48.67 per share. These shares were repurchased under the Company's ongoing share repurchase program described in Note G.

Basis of Presentation: The consolidated financial statements include the accounts of CorVel and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in compliance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates. Significant estimates include the values assigned to intangible assets, capitalized software development, the allowance for doubtful accounts, accrual for income taxes, purchase price allocation for acquisitions, and accrual for self-insurance reserves.

Cash and Cash Equivalents: Cash and cash equivalents consist of short-term, interest-bearing highly-liquid investment-grade securities with maturities of 90 days or less when purchased.

Fair Value of Financial Instruments: The Company applies ASC 820, "Fair Value Measurements and Disclosures") with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value in the Company's Consolidated Financial Statements on a recurring basis (at least annually) and (b) all financial assets and liabilities. The Company adopted the aspects of ASC 820 relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, prospectively effective April 1, 2009. ASC 820 prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 Quoted market prices in active markets for identical assets or liabilities;

Level 2 Observable inputs other than those included in Level 1 (for example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets); and

Level 3 Unobservable inputs reflecting management's own assumptions about the inputs used in estimating the value of the asset.

The carrying amount of the Company's financial instruments (i.e. cash, accounts receivable, accounts payable, etc.) are all Level 1 and approximate their fair values at March 31, 2010 and 2011. The Company has no Level 2 or Level 3 assets.

Revenue Recognition: The Company recognizes revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. For the Company's services, as the Company's professional staff performs work, they are contractually permitted to bill for fees earned in fraction of an hour increments worked or by units of production. The Company recognizes revenue as the time is worked or as units of production are completed, which is when the revenue is earned and realized. Labor costs are recognized as the costs are incurred. The Company derives the majority of its revenue from the sale of Network Solutions and Patient Management services. Network Solutions and Patient Management services may be sold individually or combined with any of the services the Company provides. When a sale combines multiple elements, the Company accounts for multiple element arrangements in accordance with the guidance included in ASC 605-25.

In accordance with ASC 605-25, the Company allocates revenue for transactions or collaborations that include multiple elements to each unit of accounting based on its relative fair value, and recognizes revenue for each unit of accounting when the revenue recognition criteria have been met. The price charged when the element is sold separately generally determines fair value. When our customers purchase several products from CorVel, the pricing of the products sold is generally the same as if the product were sold on an individual basis. As a result, the fair value of each product sold in a multiple element arrangement is almost always determinable. In the absence of fair value of a delivered element, the Company would allocate revenue first to the fair value of the undelivered elements and the residual revenue to the delivered elements. The Company recognizes revenue for delivered elements when the delivered elements have standalone value and the Company has objective and reliable evidence of fair value for each undelivered element. If the fair value of any undelivered element included in a multiple element arrangement cannot be objectively determined, revenue is deferred until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. Based upon the nature of the Company's products, bundled products are generally delivered in the same accounting period. The Company recognizes revenue for claims administration services over the life of the contract with our customers. The Company estimates, based upon prior experience in managing claims, the deferral amount from when the claim is received to when the customer contract expires.

Accounts Receivable: The majority of the Company's accounts receivable are due from companies in the property and casualty insurance industries, self-insured employers and governmental entities. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable, along with sales adjustments, to cost of revenues when they become uncollectible. Accounts receivable includes $3,171,000 and $4,676,000 of unbilled receivables at March 31, 2010 and 2011, respectively. Unbilled receivables represent the revenue for the work performed which has not yet been invoiced to the customer. Unbilled receivables are generally invoiced within the following month.

Concentrations of Credit Risk: Substantially all of the Company's customers are payors of workers' compensation expense and property and casualty insurance, which include insurance companies, third party administrators, self-insured employers and government entities. Receivables are generally due within 30 days. Credit losses relating to customers in the workers' compensation insurance industry consistently have been within management's expectations. Virtually all of the Company's cash is invested at financial institutions in amounts which exceed the FDIC insurance levels. No customer accounted for 10% or more of revenue for either fiscal 2009, 2010, or 2011. No customer accounted for 10% or more of accounts receivable at either March 31, 2010 or 2011.

Property and Equipment: Additions to property and equipment are recorded at cost. The Company provides for depreciation on property and equipment using the straight-line method by charges to operations in amounts that allocate the cost of depreciable assets over their estimated lives as follows:

Asset Classification	Estimated Useful Life
Leasehold Improvements	The shorter of five years or the life of lease
Furniture and Equipment	Five to seven years
Computer Hardware	Three to five years
Computer Software	Three to five years

The Company capitalizes software development costs intended for internal use. The Company accounts for internally developed software costs in accordance with ASC 350-40, "Internal — Use Software". Capitalized software development costs, intended for internal use, totaled $7,984,000 (net of $34,415,000 in accumulated amortization) and $10,890,000 (net of $37,345,000 in accumulated amortization), as of March 31, 2010 and 2011, respectively. These costs are included in computer software in property and equipment and are amortized over a period of five years.

Long-Lived Assets: The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

Goodwill and Long-Lived Assets: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to ASC 350-10 through ASC 350-30, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate the potential for impairment. Also, management tests for impairment of its amortizable intangible assets and long-lived assets and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's impairment is conducted at a regional level. The measurement of fair value is based on an evaluation using a multiple of earnings approach. In projecting the Company's cash flows, management considers industry growth rates and trends and cost structure changes. Based on the Company's tests and reviews, no impairment of its goodwill, intangible assets or other long-lived assets existed at March 31, 2011. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets. Should an asset be deemed impaired, an impairment loss would be recognized to the extent the carrying value of the asset exceeded its estimated fair value. Goodwill amounted to $35,988,000 (net of accumulated amortization of $2,069,000) at March 31, 2010 and $36,769,000 (net of accumulated amortization of $2,069,000) at March 31, 2011.

Cost of revenues: Cost of services consists primarily of the compensation and fringe benefits of field personnel, including managers, medical bill analysts, field case managers, telephonic case managers, systems support, administrative support and account managers and account executives and related facility costs including rent, telephone and office supplies. Historically, the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services.

Income Taxes: Accounting for Income Taxes: The Company provides for income taxes in accordance with provisions specified in ASC 740, "Accounting for Income Taxes". Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the Company's current and past performance, the market environment in which the Company operates, tax-planning strategies and the length of carry-forward periods for loss carry-forwards, if any. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Further, the Company provides for income tax issues not yet resolved with federal, state and local tax authorities.

Share-Based Compensation: The Company accounts for share based compensation in accordance with the provisions of ASC Topic 718 "Compensation — Stock Compensation". Under ASC 718, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). For the fiscal year ended March 31, 2009, 2010, and 2011, the Company recorded share-based compensation expense of $1,332,000, $2,102,000, and $2,544,000, respectively. Share-based compensation expense is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Accrual for Self-insurance Costs: The Company self-insures for the group medical costs and workers' compensation costs of its employees. The Company purchases stop loss insurance for large claims. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents.

Earnings Per Share: Earnings per common share-basic is based on the weighted average number of common shares outstanding during the period. Earnings per common shares-diluted is based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding is greater for diluted earnings per share due to the effect of stock options.

The difference between the basic shares and the diluted shares for each of the three fiscal years ended March 31, 2009, 2010, and 2011 is as follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Basic weighted shares	13,458,000	12,499,000	11,801,000
Treasury stock impact of stock options	162,000	173,000	228,000
Diluted weighted shares	13,620,000	12,672,000	12,029,000

Prior Year Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation. The Company now shows the Customer Deposits as a separate line on the balance sheet for all periods shown in this report. In the prior year, the Company included customer deposits in cash and cash equivalents on the balance sheet and disclosed the customer deposit amount in the footnotes to the financial statements.

Recently Issued Accounting Standards

There have been no new accounting pronouncements which had a material impact on our consolidated financial statements and management does not believe there are any pending pronouncements that will materially impact our financial position or results of operations. Management is continuously monitoring all proposed accounting standards updates to determine the impact, if any, they will have on the Company's future financial statements.

Note B — Stock Options and Stock-Based Compensation

Under the Company's Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option Plan) ("the Plan") as in effect at March 31, 2011, options for up to 9,682,500 shares of the Company's common stock may be granted over the life of the Plan to key employees, non-employee directors and consultants at exercise prices not less than the fair market value of the stock at the date of grant. Options granted under the Plan are non-statutory stock options and generally vest 25% one year from date of grant and the remaining 75% vesting ratably each month for the next 36 months. The options granted to employees and the board of directors expires at the end of five years and ten years from date of grant, respectively.

In May 2006, the Company's Board of Directors granted performance-based stock options for 149,175 shares of common stock at fair market value at the date of grant, which would only vest if the Company attained certain earnings per share targets, as established by the Company's Board of Directors, for calendar years 2008, 2009, and 2010. These options were granted with an exercise price of $15.76 per share, which was the fair market value at the date of grant, and have a valuation of $6.75 per share. The Company did not attain the targets for calendar years 2008 and 2009. The Company attained the earnings per share target for calendar year 2010 which allowed for options for 68,025 shares to vest. The Company recognized $413,000 in stock compensation expense in fiscal 2011, and $459,000, cumulatively, for these options. No further stock options will vest under this grant and there will be no further recognition of stock compensation expense.

In February 2008, the Company's Board of Directors granted performance-based stock options for 42,000 shares of common stock at fair market value at the date of grant, which will only vest if the Company attains certain revenue targets for all services sold to claims administration clients and out-of-network bill review revenues, as established by the Company's Board of Directors, for calendar years 2009, 2010, and 2011. The targets for the various options varied by the regions managed by these optionees with each region having a different target. These options were granted with an exercise price of $25.10 per share, which was the fair market value at the date of grant, and have a valuation of $9.81 per share. Currently, management has determined that optionees with 12,000 shares attained the revenue targets for calendar year 2009 and 2010, and, accordingly, the Company has recognized $33,000 during fiscal 2011 and $82,000, cumulatively, since the date of the option grant. Currently, management has determined that it is not probable that the revenue targets for the remaining optionees will be attained and, accordingly, the Company has recognized no stock compensation expense for those options.

In February 2009, the Company's Board of Directors granted performance-based stock options for 100,000 shares of common stock at fair market value at the date of grant, which will only vest if the Company attains certain earnings per share targets, as established by the Company's Board of Directors, for calendar years 2009, 2010, and 2011. Net of cancelations due to employee terminations, options for 95,000 shares remain outstanding under these performance-based stock options as of March 31, 2011. These options were granted with an exercise price of $19.79 per share, which was the fair market value at the date of grant, and have a valuation of $8.21 per share. The Company attained these targets for calendar 2009 and 2010, and, accordingly, the Company has recognized stock compensation expense of $221,000 during fiscal year 2011 and $546,000, cumulatively, since the date of the option grants.

In February 2009, the Company's Board of Directors granted performance-based stock options for 10,000 shares of common stock at fair market value at the date of grant, which will only vest if the Company attains certain revenue targets for all services sold to claims administration clients and out-of-network bill review revenues, as established by the Company's Board of Directors, for calendar years 2009, 2010, and 2011. These options were granted with an exercise price of $20.37 per share, which was the fair market value at the date of grant, and have a valuation of $8.45 per share. The Company did not achieve the revenue target for calendar year 2009 or 2010. Currently, management has determined that it is not probable that the Company will attain the revenue targets for 2011, and, accordingly, the Company has recognized no stock compensation expense for this stock option grant during fiscal 2011.

In November 2009, the Company's Board of Directors granted performance-based stock options for 110,000 shares of common stock at fair market value at the date of grant, which will only vest if the Company attains certain earnings per share targets, as established by the Company's Board of Directors, for calendar years 2010, 2011, and 2012. These options were granted with an exercise price of $28.92 per share, which was the fair market value at the date of grant, and have a valuation of $12.57 per share. The Company attained the earnings per share target in calendar year 2010, and currently, management has determined that it is probable that the Company will attain the earnings per share targets for calendar year 2011. Accordingly, the Company has recognized $337,000 of stock compensation expense for this stock option grant during fiscal 2011, and $519,000, cumulatively.

In December 2010, the Company's Board of Directors granted performance-based stock options for 100,000 shares of common stock at fair market value at the date of grant, which will only vest if the Company attains certain earnings per share targets, as established by the Company's Board of Directors, for calendar years 2011, 2012, and 2013. These options were granted with an exercise price of $46.14 per share, which was the fair market value at the date of grant, and have a valuation of $18.72 per share. Management has determined that it is probable that the Company will attain the earnings per share targets for calendar year 2011. Accordingly, the Company has recognized $140,000 of stock compensation expense for this stock option grant during fiscal 2011, and cumulatively.

All options granted in the three fiscal years ended March 31, 2009, 2010, and 2011 were granted at fair value and are non-statutory stock options. Summarized information for all stock options for the past three fiscal year follows:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Options outstanding — beginning of the year	1,030,858	1,115,171	1,065,403
Options granted	230,775	181,550	207,325
Options exercised	(107,640)	(200,517)	(371,057)
Options cancelled/forfeited	(38,822)	(30,801)	(88,009)
Options outstanding — end of year	1,115,171	1,065,403	813,662
During the year, weighted average exercise price of:			
Options granted	$ 24.19	$ 27.98	$ 42.40
Options exercised	$ 17.23	$ 15.04	$ 20.16
Options forfeited	$ 23.54	$ 21.79	$ 17.53
At the end of the year			
Price range of outstanding options	$9.89-$47.70	$11.00-$47.70	$11.00-$47.70
Weighted average exercise price per share	$ 20.31	$ 22.57	$ 29.26
Options available for future grants	996,475	845,726	726,410
Exercisable options	477,561	448,257	374,141

For the fiscal years ended March 31, 2009, 2010 and 2011, the Company recorded share-based compensation expense of $1,332,000, $2,102,000, and $2,544,000, respectively. The table below shows the amounts recognized in the financial statements for the fiscal years ended March 31, 2009, 2010 and 2011.

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Cost of revenue	$ 539,000	$ 545,000	$ 608,000
General and administrative	793,000	1,557,000	1,936,000
Total cost of stock-based compensation included in income before income tax	1,332,000	2,102,000	2,544,000
Amount of income tax benefit recognized	519,000	841,000	986,000
Amount charged to net income	$ 813,000	$1,261,000	$1,558,000
Effect on basic earnings per share	$ 0.06	$ 0.10	$ 0.13
Effect on diluted earnings per share	$ 0.06	$ 0.10	$ 0.13

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The Company uses historical data among other factors to estimate the expected volatility, the expected option life, and the expected forfeiture rate. The risk-free rate is based on the interest rate paid on a U.S. Treasury issue with a term similar to the estimated life of the option. During fiscal 2011, based upon the historical experience of option cancellations, the Company used estimated forfeiture rates ranging from 8.9% to 9.3%. Forfeiture rates will be adjusted over the requisite service period when actual forfeitures differ, or are expected to differ, from the estimate.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for fiscal years ended March 31, 2009, 2010 and 2011:

	Fiscal 2009	Fiscal 2010	Fiscal 2011
Expected volatility	40% to 45%	46% to 47%	46%
Risk free interest rate	1.9% to 3.2%	2.0% to 2.7%	1.5% to 2.2%
Dividend yield	0.0%	0.0%	0.0%
Weighted average option life	4.7 to 5.0 years	4.8 to 5.0 years	4.7 to 4.8 years

The following table summarizes the status of stock options outstanding and exercisable at March 31, 2011:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Outstanding Options – Weighted Average Exercise Price	Exercisable Options – Number of Exercisable Options	Exercisable Options – Weighted Average Exercise Price
$14.76 to $20.83	204,537	2.86	$18.70	157,382	$18.33
$21.76 to $27.03	175,405	3.08	25.27	102,605	25.33
$27.04 to $33.79	225,470	3.09	29.77	112,979	29.98
$33.80 to $47.70	208,250	4.82	42.44	1,175	47.70
Total	813,662	3.47	$29.26	374,141	$23.86

A summary of the status for all outstanding options at March 31, 2011, and changes during the fiscal year then ended is presented in the table below:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value as of March 31, 2011
Options outstanding, March 31, 2010	1,065,403	$22.57		
Granted	207,325	42.40		
Exercised	(371,057)	20.16		
Cancelled — forfeited	(16,484)	23.59		
Cancelled — expired	(71,525)	17.53		
Options outstanding, March 31, 2011	813,662	$29.26	3.47	$19,462,000
Options vested and expected to vest	745,044	$28.51	3.39	$18,384,000
Ending exercisable	374,141	$23.86	2.71	$10,971,000

The weighted average fair value of options granted during fiscal 2009, 2010, and 2011 was $9.70, $12.07, and $17.41, respectively. The total intrinsic value of options exercised during fiscal years 2009, 2010, and 2011 were $1,560,000, $2,855,000, and $9,173,000 respectively.

The Company received $1,766,000, $2,732,000, and $4,728,000 of cash receipts from the exercise of stock options during fiscal 2009, 2010, and 2011, respectively. Vested options at March 31, 2011 were 374,141. Unvested options at March 31, 2011 were 439,521. As of March 31, 2011, $2,528,000 of total unrecognized compensation costs related to stock options is expected to be recognized over a weighted average period of 3.0 years.

Note C — Property and Equipment

Property and equipment, net consisted of the following at March 31, 2010 and 2011:

	2010	2011
Computer software	$ 51,248,000	$ 59,553,000
Office equipment and computers	52,256,000	57,214,000
Leasehold improvements	4,110,000	4,544,000
	107,614,000	121,311,000
Less: accumulated depreciation and amortization	(77,588,000)	(82,811,000)
	$ 30,026,000	$ 38,500,000

Note D — Accounts and Taxes Payable and Accrued Liabilities

Accounts and income taxes payable consisted of the following at March 31, 2010 and 2011:

	2010	2011
Accounts payable	$ 9,297,000	$12,410,000
Income taxes payable	5,198,000	2,180,000
	$14,495,000	$14,590,000

Accrued liabilities consisted of the following at March 31, 2010 and 2011:

	2010	2011
Payroll, payroll taxes and employee benefits	$13,483,000	$12,608,000
Accrued legal settlements	0	11,100,000
Accrued professional service fees	3,232,000	9,039,000
Self-insurance accruals	3,256,000	2,988,000
Deferred revenue	3,144,000	2,591,000
Accrued rent	1,171,000	1,450,000
Other	1,169,000	472,000
	$25,455,000	$40,248,000

CORVEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note E — Income Taxes

The income tax provision consisted of the following for the three fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
Current — Federal	$10,057,000	$14,333,000	$ 8,888,000
Current — State	2,273,000	2,746,000	3,228,000
Subtotal	12,330,000	17,079,000	12,116,000
Deferred — Federal	212,000	750,000	1,136,000
Deferred — State	(210,000)	(442,000)	(512,000)
Subtotal	2,000	308,000	624,000
	$12,332,000	$17,387,000	$12,740,000

The following is a reconciliation of the income tax provision from the statutory federal income tax rate to the effective rate for the three fiscal years ended March 31, 2009, 2010 and 2011:

	2009	2010	2011
Income taxes at federal statutory rate (35)%	$11,063,000	$15,219,000	$13,091,000
State income taxes, net of federal benefit	1,439,000	1,826,000	1,772,000
FIN 48 benefit	—	—	(1,649,000)
Other	(170,000)	342,000	(474,000)
	$12,332,000	$17,387,000	$12,740,000

Income taxes paid totaled $11,456,000, $17,275,000, and $13,740,000 for the fiscal years ended March 31, 2009, 2010, and 2011, respectively.

Deferred tax assets and liabilities at March 31, 2010 and 2011 are:

	2010	2011
Deferred income tax assets:		
Accrued liabilities not currently deductible	$ 3,758,000	$ 8,825,000
Allowance for doubtful accounts	1,083,000	1,029,000
FIN 48 income tax benefits	1,651,000	653,000
Stock-based compensation	1,665,000	1,344,000
Other	805,000	903,000
Deferred assets	8,962,000	12,754,000
Deferred income tax liabilities:		
Excess of book over tax basis of fixed assets	(5,314,000)	(8,828,000)
Intangible assets	(3,443,000)	(3,800,000)
Other	(31,000)	(576,000)
Deferred liabilities	(8,788,000)	(13,204,000)
Net deferred tax asset/(liability)	$ 174,000	$ (450,000)

Prepaid expenses and taxes include $2,887,000 and $2,847,000 at March 31, 2010 and 2011, respectively, for income taxes due in the first quarter of the succeeding fiscal year.

In July 2006, the FASB issued guidance which prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted this guidance effective April 1, 2007, and recognized a $2,700,461 increase in the liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance as of March 31, 2010	$ 3,170,000
Additions based on tax positions related to the current year	70,000
Additions for tax positions of prior years	292,000
Reductions for tax positions of prior years	(1,924,000)
Balance as of March 31, 2011	$ 1,608,000

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. During the fiscal years ended March 31, 2009, 2010 and 2011, the Company recognized approximately $87,000, $96,000, and ($1,270,000) in interest and penalties, respectively. As of March 31, 2009, 2010, and 2011, accrued interest and penalties related to uncertain tax positions were $1,747,000, $1,843,000, and $572,000, respectively.

The Company believes there will be a reduction in its unrecognized tax benefits within the next 12 months due to settlements with various tax jurisdictions.

The tax fiscal years 2007-2010 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Note F — Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan ("ESPP") which allows employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e. March 31 and September 30) at a purchase price which is 95% of the closing sale price of shares as quoted on NASDAQ on the last day of such purchase period. Employees are allowed to contribute up to 20% of their gross pay. A maximum of 1,425,000 shares has been authorized for issuance under the ESPP, as amended. As of March 31, 2011, 1,194,024 had been issued pursuant to the ESPP. Summarized ESPP information is as follows:

	2009	2010	2011
Employee contributions	$374,000	$333,000	$317,000
Shares acquired	16,390	11,064	7,073
Average purchase price	$ 22.82	$ 30.12	$ 44.83

Note G — Treasury Stock

During each of the three fiscal years in the period ended March 31, 2011, the Company continued to repurchase shares of its common stock under a plan originally approved by the Company's Board of Directors in 1996. Including an expansion authorized in May 2010, the total number of shares authorized to be repurchased over the life of the plan is 15,000,000 shares. Purchases may be made from time to time depending on market conditions and other relevant factors. The share repurchases for fiscal years ended March 31, 2009, 2010 and 2011 and cumulatively since inception of the authorization are as follows:

	2009	2010	2011	Cumulative
Shares repurchased	995,129	1,092,445	715,975	14,491,163
Cost	$23,460,000	$32,561,000	$30,608,000	$248,931,000
Average price	$ 23.57	$ 29.80	$ 42.75	$ 17.18

During the period subsequent to March 31, 2011, the Company repurchased 43,097 shares for $2.1 million or an average of $48.67 per share. The repurchased shares were recorded as treasury stock, at cost, and are available for general corporate purposes. The repurchases were primarily financed from cash generated from operations and from the cash proceeds from the exercise of stock options.

Note H — Commitments

The Company leases office facilities under non-cancelable operating leases. Some of these leases contain escalation clauses. Future minimum rental commitments under operating leases at March 31, 2011 are $13,512,000 in fiscal 2012, $10,520,000 in fiscal 2013, $8,185,000 in fiscal 2014, $6,819,000 in fiscal 2015, $4,855,000 in fiscal 2016, $3,518,000 thereafter, and $47,409,000 in the aggregate. Total rental expense of $15,094,000, $15,114,000, and $14,620,000 was charged to operations for the years ended March 31, 2009, 2010, and 2011, respectively.

Note I — Contingencies and Legal Proceedings

On March 25, 2011, George Raymond Williams, MD. ("Williams"), as plaintiff, individually and on behalf of those similarly situated, filed a First Amended and Restated Petition for Damages and Class Certification in the 27th Judicial District Court, Parish of St. Landry, Louisiana, against CorVel Corporation ("CorVel") and its insurance carriers, Homeland Insurance Company of New York and Executive Risk Specialty Insurance Company and several other unrelated parties. Williams alleges that CorVel violated Louisiana's Any Willing Provider Act (the "AWPA"), which requires a payor accessing a preferred provider contract to give 30 days' advance written notice or point of service notice in the form of a benefit card before the payor accesses the discounted rates in the contract to pay the provider for services rendered to an insured under that payor's health benefit plan.

On March 31, 2011, CorVel entered into a Memorandum of Understanding with attorneys representing the plaintiffs and the class setting forth the terms of settlement of this class action lawsuit. The Memorandum of Understanding provides that subject to the execution of a mutually acceptable settlement agreement and final non-appealable approval of such settlement by the Louisiana state court, CorVel will pay $9 million to resolve claims for which CorVel recorded a $9 million pre-tax charge to earnings (included in general and administrative costs) during the March 2011 quarter. In addition, CorVel will assign to the class certain rights it has to the proceeds of CorVel's insurance policies relating to the claims asserted by the class. The class action arbitration filed with the American Arbitration Association against CorVel in December 2006 by Southwest Louisiana Hospital Association dba Lake Charles Memorial Hospital as previously disclosed by CorVel is encompassed within the settlement terms of the Memorandum of Understanding. Pursuant to the Memorandum of Understanding, the parties have also agreed to request that the appropriate courts stay all related proceedings in State and Federal Court, as well as the Louisiana Office of Workers Compensation and the arbitration proceeding before the American Arbitration Association in which the parties are named, until the settlement agreement is prepared, executed and receives final court approval. The settlement does not constitute an admission of liability.

In exchange for the settlement payment by CorVel, class members will release CorVel and all of its affiliates and clients for any claims relating in any way to re-pricing, payment for, or reimbursement of a workers' compensation bill, including but not limited to claims under the AWPA. Plaintiffs have also agreed to a notice procedure that CorVel may follow in the future to comply with the AWPA. As noted, the Memorandum of Understanding is contingent upon the execution of a mutually acceptable definitive settlement agreement. Under Louisiana law, once the parties have executed such a settlement agreement, they must apply to the court for approval of the settlement following a court-supervised process of notice to the class and an opportunity for the class to be heard about the fairness of the settlement or to be excluded from the settlement. CorVel expects to be able to arrive at such a definitive settlement agreement by the end of June 2011, but there can be no assurance that the parties will be able to reach a definitive settlement agreement within that timeframe or at all, that the court will approve the settlement or that a large number of class members will not opt out of the settlement. If a definitive settlement agreement is not reached or is not approved by the court, all related proceedings in State and Federal Court, as well as the Louisiana Office of Workers Compensation and the arbitration proceeding before the American Arbitration Association that have been stayed pending settlement will resume.

In February 2005, Kathleen Roche, D.C., as plaintiff, filed a putative class action in Circuit Court for the 20th Judicial District, St. Clair County, Illinois, against the Company. The case sought unspecified damages based on the Company's alleged failure to direct patients to medical providers who were members of the CorVel CorCare PPO network and also alleged that the Company used biased and arbitrary computer software to review medical providers' bills. On October 29, 2010, the Company entered into a settlement agreement providing for the payment of $2.1 million to class members and up to an additional $700,000 for attorneys' fees and expenses, and as a result the Company accrued $2.8 million of estimated liability for this settlement agreement during the quarter ended September 30, 2010. None of these amounts have been paid to the claimants through March 31, 2011, pending the administrative process. The amounts due to the attorneys was paid prior to March 31, 2011. The Company denies that its conduct was improper in any way and has denied all liability. In exchange for the settlement payment by the Company, class members consisting of Illinois medical providers (excluding hospitals) have released the Company and all of its affiliates for claims relating to any PPO or usual and customary reductions recommended by the Company on class members' medical bills. On January 21, 2011, the Circuit Court gave final approval to the settlement and awarded class counsel $700,000 in attorneys' fees and expenses and a $5,000 incentive award to Kathleen Roche, the class representative.

The Company is involved in other litigation arising in the normal course of business. Management believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position or results of the operations of the Company.

Note J — Retirement Savings Plan

The Company maintains a retirement savings plan for its employees, which is a qualified plan under Section 401(k) of the Internal Revenue Code. Full-time employees that meet certain requirements are eligible to participate in the plan. Employer contributions are made annually, primarily at the discretion of the Company's Board of Directors. Contributions of $256,000, $221,000 and $273,000, were charged to operations for the fiscal years ended March 31, 2009, 2010, and 2011, respectively.

Note K — Shareholder Rights Plan

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Shareholder Rights Plan provides for a dividend distribution to CorVel stockholders of one preferred stock purchase right for each outstanding share of CorVel's common stock under certain circumstances. In April 2002, the Board of Directors of CorVel approved an amendment to the Shareholder Rights Plan to extend the expiration date of the rights to February 10, 2012, set the exercise price of each right at $118, and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights, with the limitations under the Shareholder Rights Plan remaining in effect for all other stockholders of the Company. In November 2008, the Company's Board of Directors approved an amendment to the Shareholder Rights Plan to extend the expiration date of the rights to February 10, 2022, remove the ability of Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights, substitute Computershare Trust Company, N.A. as the rights agent and effect certain technical changes to the Shareholder Rights Plan.

Generally, the Shareholder Rights Plan provides that if a person or group acquires 15% or more of the Company's common stock without the approval of the Board, subject to certain exceptions, the holders of the rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's common stock having a market value equal to two times the then-current exercise price of the right. In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the right will entitle its holder to buy common shares of the acquiring entity having a market value equal to two times the then-current exercise price of the right. The Company's Board of Directors may exchange or redeem the rights under certain conditions.

Note L — Acquisition

In November 2010, the Company's wholly owned subsidiary, CorVel Enterprise Comp, Inc., acquired 100% of the stock of Safety Risk Services, LLC ("SRS") for $1.3 million in cash. There are no contingent purchase obligations. SRS is a third-party administrator headquartered in the state of Mississippi. The acquisition is expected to allow the Company to expand its service capabilities as a third-party administrator and provide claims processing services along with patient management services and network solutions services to an increased customer base. The results of SRS have been included in the Company's results from the date of the acquisition through March 31, 2011. For the fiscal year ended March 31, 2011, the results of the acquired business increased the Company's revenues by an immaterial amount, approximately 1/10 of 1%. The acquisition was also immaterial relative to the Company's net income, total assets, and shareholders' equity.

Note M — Line of Credit

In June 2010, the Company renewed a credit agreement that had been in place throughout fiscal 2011. The line is with a financial institution to provide a revolving credit facility with borrowing capacity of up to $10 million. Borrowings under this agreement bear interest, at the Company's option, at a fixed LIBOR-based rate plus 1.50% or at a fluctuating rate determined by the financial institution to be 1.50% above the daily one-month LIBOR rate. The loan covenants require the Company to maintain the current assets to liabilities ratio of at least 1.25:1, debt to tangible net worth not greater than 1.25:1 and have positive net income. There were no outstanding revolving loans at any time during fiscal 2011 or as of the date hereof, but letters of credit in the aggregate amount of $8.0 million have been issued separate from the line of credit and therefore do not reduce the amount of borrowings available under the revolving credit facility. The renewed credit agreement expires in September 2011.

Note N — Quarterly Results (Unaudited)

The following is a summary of unaudited quarterly results of operations for each of the quarters in the two fiscal years ended March 31, 2010 and 2011:

	Revenues	Gross Profit	Net Income	Net Income per Basic Common Share	Net Income per Diluted Common Share
Fiscal Year Ended March 31, 2010:					
First Quarter	$ 81,312,000	$21,142,000	$6,404,000	$0.50	$0.49
Second Quarter	82,416,000	20,807,000	6,400,000	0.50	0.50
Third Quarter	86,629,000	21,806,000	6,675,000	0.55	0.54
Fourth Quarter	87,611,000	21,784,000	6,617,000	0.55	0.54
Fiscal Year Ended March 31, 2011:					
First Quarter	$ 91,503,000	$23,803,000	$7,760,000	$0.65	$0.64
Second Quarter	93,392,000	23,239,000	7,533,000	0.64	0.62
Third Quarter	95,282,000	23,821,000	6,724,000	0.57	0.56
Fourth Quarter	100,491,000	25,707,000	2,646,000	0.23	0.22

Note O — Segment Reporting

The Company derives the majority of its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, automobile insurance claims and health insurance benefits.

CORVEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Patient management services include claims administration, utilization review, medical case management, and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, coordination of independent medical examinations, diagnostic imaging review services and preferred provider referral services. The percentages of revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2009, 2010, and 2011 are listed below.

	2009	2010	2011
Patient mangement services	43.2%	44.7%	47.0%
Network solutions services	56.8%	55.3%	53.0%
	100.0%	100.0%	100.0%

The Company's management is structured geographically with regional vice-presidents who report to the President of the Company. Each of these regional vice-presidents is responsible for all services provided by the Company in his or her particular region and responsible for the operating results of the Company in multiple states. These regional vice presidents have area and district managers who are also responsible for all services provided by the Company in their given area and district.

Under ASC 280, "Segment Reporting", two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. The Company believes each of the Company's regions meet these criteria as they provide similar managed care services to similar customers using similar methods of productions and similar methods to distribute their services. All of the Company's regions perform both patient management and network solutions services.

Because the Company believes it meets each of the criteria set forth above and each of the Company's regions has similar economic characteristics, the Company aggregates its results of operations in one reportable operating segment.

Note P — Other Intangible Assets

Other intangible assets consist of the following at March 31, 2010:

Item	Life	Cost	Fiscal 2010 Amortization Expense	Accumulated Amortization at March 31, 2010	Cost, Net of Accumulated Amortization at March 31, 2010
Covenant Not to Compete	5 years	$ 825,000	$166,000	$ 458,000	$ 367,000
Customer relationships	18-20 years	7,571,000	406,000	1,197,000	6,374,000
TPA Licenses	15 years	204,000	14,000	36,000	168,000
Total		$8,600,000	$586,000	$1,691,000	$6,909,000

Other intangible assets consist of the following at March 31, 2011:

Item	Life	Cost	Fiscal 2011 Amortization Expense	Accumulated Amortization at March 31, 2011	Cost, Net of Accumulated Amortization at March 31, 2011
Covenant Not to Compete	5 years	$ 775,000	$147,000	$ 515,000	$ 260,000
Customer Relationships	18-20 years	7,922,000	410,000	1,607,000	6,315,000
TPA Licenses	15 years	204,000	14,000	50,000	154,000
Total		$8,901,000	$571,000	$2,172,000	$6,729,000

Amortization expense for the next five fiscal years is expected to be $583,000 in fiscal 2012, $541,000 in fiscal 2013, $450,000 in fiscal 2014, $436,000 in fiscal 2015, $436,000 in fiscal 2016, and $4,263,000 thereafter.

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Revenue (in millions)
$381
338
310
305
302
291
283
275
267
236
$0
02 03 04 05 06 07 08 09 10 11


Annual Revenue Per Q4 Weighted Shares
$32.29
27.48
23.85
21.57
19.23
18.85
18.83
18.54
17.14
13.92
$0
02 03 04 05 06 07 08 09 10 11


Earnings Per Share (in dollars)
$2.06
2.05
1.67
1.42
1.30
1.00
0.99
0.87
0.68
0.65
$0
02 03 04 05 06 07 08 09 10 11


Cash (in millions)
17.9
15.0
14.7
14.2
12.6
12.3
11.9
8.9
5.6
$0
02 03 04 05 06 07 08 09 10 11


Return on Equity (%)
29.6%
27.3
27.2
27.1
25.8
25.2
23.8
20.0
13.2
12.7
0%
02 03 04 05 06 07 08 09 10 11


Q4 Weighted Shares (in millions)
17.0
16.5
16.2
15.5
14.4
14.3
14.0
13.0
12.3
11.8
0
02 03 04 05 06 07 08 09 10 11

Corporate Address

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614
Telephone: 888.7.CORVEL

Transfer Agent and Registrar

Computershare Investor Services
Canton, Massachusetts

Counsel

Dorsey & Whitney, LLP
Irvine, California

Independent Auditors

Haskell & White LLP
Irvine, CA

Stock Symbol

The common stock of CorVel Corporation is traded on the NASDAQ Global Select Market under the stock symbol CRVL.

Form 10K

CorVel Corporation Annual Report on Form 10K filed with the Securities and Exchange Commission may be obtained without charge by contacting:

Investor Relations

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614

Telephone: 888.7.CORVEL

www.corvel.com/ar2011

investor_relations@corvel.com



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